SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2013.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsucho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.	This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 13, 2013, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and six months ended September 30, 2012 and 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 13, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President and Chief Financial Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.	The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 13, 2013, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and six months ended September 30, 2012 and 2013.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

This document contains non-GAAP financial measures, including adjusted long-term and interest-bearing debt, adjusted total assets and adjusted ORIX Corporation shareholders’ equity, as well as other measures and ratios calculated on the basis thereof. These non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable financial measures included in our consolidated financial statements presented in accordance with U.S. GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are included in these documents.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

–    1    –

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Fiscal year ended March 31, 2013
Total revenues	¥508,534	¥614,131	¥1,064,484
Income before income taxes and discontinued operations	87,433	123,575	172,332
Net income attributable to ORIX Corporation shareholders	59,840	80,408	111,909
Comprehensive Income attributable to ORIX Corporation shareholders	44,970	85,568	171,791
ORIX Corporation shareholders’ equity	1,415,999	1,759,626	1,643,596
Total assets	8,186,534	8,429,989	8,439,710
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	55.65	64.67	102.87
Diluted (yen)	46.59	61.86	87.37
ORIX Corporation shareholders’ equity ratio (%)	17.3	20.9	19.5
Cash flows from operating activities	215,733	218,969	391,304
Cash flows from investing activities	272	(110,713)	105,657
Cash flows from financing activities	(279,428)	(230,853)	(467,193)
Cash and cash equivalents at end of period	719,012	706,289	826,296

	Three months ended September 30, 2012	Three months ended September 30, 2013
Total revenues	¥258,092	¥335,329
Net income attributable to ORIX Corporation shareholders	25,067	35,401
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	23.31	28.19

Notes:	1.	Pursuant to FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in the fiscal year ended March 31, 2013 related to the operations of subsidiaries, business units, and certain properties, that have been sold or are to be disposed of by sale without significant continuing involvement as of September 30, 2013 have been reclassified retrospectively.
	2.	Consumption tax is excluded from the stated amount of total revenues.
	3.	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been adjusted retrospectively to reflect the stock split for the previous period presented.

–    2    –

(2) Overview of Activities

During the six months ended September 30, 2013, no significant changes were made in the Company and its subsidiaries’ operations.

During the three months ended September 30, 2013, pursuing its growth ambitions in global asset management, the Company completed the acquisition of approximately 90.01% of the total issued shares of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands). As a result, Robeco became a consolidated subsidiary of the Company since July 1, 2013.

2. Risk Factors

Investing in our securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2013 and the other information in that annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business activities, financial condition and results of operations and the trading prices of our securities could be adversely affected by any of those factors or other factors.

3. Material Contracts

Not applicable.

4. Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (shihanki houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

Although the global economy continues to carry downside risks such as decelerating growth in emerging countries and lingering uncertainties in European sovereign debt issues, the risk of another serious global financial crisis is receding, with signs of improvement in the United States economy.

In the United States, although there is concern regarding the effect of increasing home loan interest rates on the housing market, private consumption has been firm on the back of increased wages and employment levels, and income and consumption in the retail sector are beginning to create a self-sustained healthy economic cycle. Meanwhile, although the feared tapering of Quantitative Easing Program (QE3) has been suspended for the time being, once again fiscal issues such as the U.S. debt-ceiling crisis are gaining attention.

In Asia’s emerging economies, the Chinese economy is at a standstill due to policies restricting investment and India also continues to experience slower growth. In the ASEAN region, although the economic growth rate is beginning to decelerate as the economic slowdown gathers momentum, at the moment in many countries we are seeing higher market share prices and currency appreciation as a result of a delay in tapering Quantitative Easing Programs in the U.S.

In Japan, although a rapid depreciation of the yen and rise in market share prices that continued from the beginning of the year has subsided for the moment, we expect ongoing recovery in the domestic economy due to monetary easing by the Bank of Japan and various economic measures. Moving forward, against a background of improving Japanese domestic company results brought about by the depreciation of yen and increased public investment, we anticipate an increase in private consumption and improvement in the domestic employment environment. Further, following Tokyo’s selection to host the 2020 Summer Olympics, there is anticipation of long term investment in Tokyo’s infrastructure and increased private investment.

–    3    –

Financial Highlights

Financial Results for the Six Months Ended September 30, 2013

Total revenues	¥614,131 million (Up 21% year on year)
Total expenses	¥506,735 million (Up 17% year on year)
Income before income taxes and discontinued operations	¥123,575 million (Up 41% year on year)
Net income attributable to ORIX Corporation Shareholders	¥80,408 million (Up 34% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥64.67 (Up 16% year on year)
(Diluted)	¥61.86 (Up 33% year on year)
ROE (Annualized) *1	9.5% (8.6% during the same period of the previous fiscal year)
ROA (Annualized) *2	1.91% (1.45% during the same period of the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
*3	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been retrospectively adjusted to reflect the stock split for the previous period presented.

Total Revenues for the six-month period ended September 30, 2013 (hereinafter “the second consolidated period”) increased 21% to ¥614,131 million compared to ¥508,534 million during the same period of the previous fiscal year. In addition to an increase in revenues from asset management and servicing due to the acquisition of asset management company Robeco Groep N.V. (hereinafter “Robeco”), operating lease revenues increased due to growth in auto leasing in Japan and aircraft leasing overseas, as did other operating revenues due to contributions from companies acquired after March 31, 2012, growth in the environment and energy-related business, and an increase in commission income compared to the same period of the previous fiscal year. On the other hand, real estate sales decreased compared to the same period of the previous fiscal year due to a decrease in the number of condominium units delivered.

Total Expenses increased 17% to ¥506,735 million compared to ¥431,498 million during the same period of the previous fiscal year. In addition to an increase in expenses from asset management and servicing in line with the acquisition of Robeco, costs of operating leases and other operating expenses increased in line with an expansion in revenues from operating leases and other operations, and selling, general and administrative expenses increased mainly due to corporate acquisitions made after March 31, 2012. Meanwhile, interest expense decreased due to a decrease in the average balance of borrowing; costs of real estate sales decreased due to a decrease in the number of condominium units delivered; and write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the same period of the previous fiscal year.

Equity in net income of affiliates increased compared to the same period of the previous fiscal year mainly due to an increase in profits from domestic joint real-estate ventures.

As a result of the foregoing, income before income taxes and discontinued operations for the second consolidated period increased 41% to ¥123,575 million compared to ¥87,433 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 34% to ¥80,408 million compared to ¥59,840 million during the same period of the previous fiscal year.

For more information about the acquisition of Robeco, see Note 4 “Acquisitions”.

–    4    –

Segment Information

Total revenues and profits by segment for the six months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	Six months ended September 30, 2012		Six months ended September 30, 2013		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥36,135	¥11,753	¥35,646	¥10,824	¥(489)	(1)	¥(929)	(8)
Maintenance Leasing	117,403	17,772	126,863	21,135	9,460	8	3,363	19
Real Estate	108,044	2,982	99,300	8,769	(8,744)	(8)	5,787	194
Investment and Operation	49,228	16,408	78,683	22,215	29,455	60	5,807	35
Retail	88,940	23,647	103,474	28,379	14,534	16	4,732	20
Overseas Business	93,287	22,660	151,364	34,204	58,077	62	11,544	51

Total	493,037	95,222	595,330	125,526	102,293	21	30,304	32

Difference between Segment Total and Consolidated Amounts	15,497	(7,789)	18,801	(1,951)	3,304	21	5,838	—

Total Consolidated Amounts	¥508,534	¥87,433	¥614,131	¥123,575	¥105,597	21	¥36,142	41

Total assets by segment as of March 31, 2013 and September 30, 2013 are as follows:

	Millions of yen
	March 31, 2013		September 30, 2013		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥893,235	10.6	¥895,137	10.6	¥1,902	0
Maintenance Leasing	599,360	7.1	634,662	7.5	35,302	6
Real Estate	1,133,170	13.4	1,045,505	12.4	(87,665)	(8)
Investment and Operation	444,315	5.3	434,230	5.2	(10,085)	(2)
Retail	1,994,140	23.6	2,056,642	24.4	62,502	3
Overseas Business	1,318,434	15.6	1,682,603	20.0	364,169	28

Total	6,382,654	75.6	6,748,779	80.1	366,125	6

Difference between Segment Total and Consolidated Amounts	2,057,056	24.4	1,681,210	19.9	(375,846)	(18)

Total Consolidated Amounts	¥8,439,710	100.0	¥8,429,989	100.0	¥(9,721)	(0)

Segment profits for the second consolidated period increased 32% to ¥125,526 million compared to ¥95,222 million during the same period of the previous fiscal year.

In line with the acquisition of Robeco, goodwill and other intangible assets have been allocated to the relevant segments from the second consolidated period. The segment information for the previous periods has been reclassified to reflect this change.

–    5    –

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

During the second consolidated period, improved revenues have not been limited to companies in the manufacturing industry but have extended to include large domestic companies across different industries. Also, small and medium-sized enterprises are showing signs of recovery in performance as a result of growing domestic demand including increased public investment.

Segment assets remained flat at ¥895,137 million compared to the end of the previous fiscal year primarily due to a decrease in installment loans, despite an increase in the balance of investment in direct financing leases.

Installment loan revenues have decreased in line with a decrease in the average loan balance. On the other hand, segment revenues only decreased 1% to ¥35,646 million compared to ¥36,135 million during the same period of the previous fiscal year due to solid direct financing lease revenues as a result of an increase in the average investment balance.

Segment profits decreased 8% to ¥10,824 million compared to ¥11,753 million during the same period of the previous fiscal year due to segment expenses remaining flat compared to the same period of the previous fiscal year and a decrease in equity in net income of affiliates.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

The manufacturing activities of Japanese companies are showing signs of recovery. Large companies are making upward revision of their capital expenditure plans and there are signs that private investment activities that had been halted for a period of time are beginning to be resumed. In such an environment, revenues have remained stable due to our ability to provide customers with high value-added services that meet corporate customers’ capital expenditure and cost reduction needs.

Segment revenues continued to progress steadily due to an increase in operating lease revenues, increasing 8% to ¥126,863 million compared to ¥117,403 million during the same period of the previous fiscal year. Segment expenses increased compared to the same period of the previous fiscal year due to an increase in the costs of operating leases in line with increased investment in operating leases.

As a result of the foregoing, segment profits increased 19% to ¥21,135 million compared to ¥17,772 million during the same period of the previous fiscal year.

Segment assets increased 6% compared to the end of the previous fiscal year to ¥634,662 million due to increases in both investment in operating leases and investment in direct financing leases.

–    6    –

Real Estate Segment

This segment consists of real estate development, rental and financing, facility operation, REIT asset management, and real estate investment advisory services.

The office building market in Japan continues to show signs of recovery with the vacancy rate falling below its peak and rent levels appearing to have bottomed out. In addition, the J-REIT (Japanese real estate investment trust) market is showing improvement due to an increase in land prices in Japan’s three largest cities for the first time in five years, a decrease in long term interest rates and anticipation of a rise in real estate prices as a result of Tokyo being selected to host the 2020 Summer Olympics.

Segment revenues decreased 8% to ¥99,300 million compared to ¥108,044 million during the same period of the previous fiscal year due to a decrease in real estate sales resulting from a decrease in the number of condominiums units delivered despite an increase in revenues from facilities operation.

Segment expenses decreased compared to the same period of the previous fiscal year due to decreases in costs of real estate sales and write-downs of securities despite an increase in write-downs of long-lived assets.

In addition to the foregoing, due to an increase in equity in net income of affiliates and recognition of gains from sales of real estate joint ventures, segment profits increased 194% to ¥8,769 million compared to ¥2,982 million during the same period of the previous fiscal year.

Segment assets decreased 8% compared to the end of the previous fiscal year to ¥1,045,505 million due to sales of rental properties, as well as decreases in installment loans and investment securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, loan servicing, and principal investment.

In the environment and energy-related business in Japan, there has been ongoing active investment in power generation business projects such as mega-solar. In addition, investment targets are expanding beyond solar power projects to include wind and geothermal power generation projects. Meanwhile, in Japan, recovery in the stock market is gaining momentum with an increase in the number of initial public offerings for the third consecutive year of which many companies are exceeding their public offering price.

Segment revenues increased 60% to ¥78,683 million compared to ¥49,228 million during the same period of the previous fiscal year due to an increase in gains on sales of investment securities and revenue contributions from consolidated subsidiaries acquired after March 31, 2012, despite a decrease in installment loan revenues due to absence of revenues from large collections in the loan servicing business recorded during the first consolidated fiscal period of the previous fiscal year.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to increases in expenses attributable to aforementioned consolidated subsidiaries acquired after September 30, 2012.

As a result of the foregoing, segment profits increased 35% to ¥22,215 million compared to ¥16,408 million during the same period of the previous fiscal year.

Segment assets decreased 2% compared to the end of the previous fiscal year to ¥434,230 million due to a decrease in investment in securities and installment loans despite an increase in investment in affiliates.

–    7    –

Retail Segment

This segment consists of life insurance operations, banking business and card loan business.

Segment revenues increased 16% to ¥103,474 million compared to ¥88,940 million during the same period of the previous fiscal year due to an increase in installment loan revenues, steady growth in insurance premium income as a result of an increase in the number of policies in force in the life insurance business and an increase in insurance-related investment income.

Segment expenses increased due to an increase in selling, general and administrative expenses as well as an increase in insurance related costs.

As a result of the foregoing, segment profits increased 20% to ¥28,379 million compared to ¥23,647 million during the same period of the previous fiscal year.

Segment assets increased 3% compared with the end of the previous fiscal year to ¥2,056,642 million due to increases in investment in securities and installment loans despite a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe. In addition, asset management operations have been added to this segment as a major business following the acquisition of Robeco.

In the United States, a moderate recovery is continuing while private consumption and the residential markets remained steady. In Asia, although the growth rate is beginning to decelerate as the economic slowdown gathers momentum, at the moment in many countries we are seeing higher market share prices and currency appreciation as a result of a delay in tapering QE3 in the U.S.

Segment revenues increased 62% to ¥151,364 million compared to ¥93,287 million during the same period of the previous fiscal year due to an increase in revenues from asset management in line with the acquisition of Robeco, an increase in direct financing lease revenues in Asia and an increase in aircraft operating lease revenues.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in costs of operating leases in addition to an increase in expenses from asset management and selling, general and administrative expenses in line with the acquisition of Robeco.

As a result of the foregoing, segment profits increased 51% to ¥34,204 million compared to ¥22,660 million during the same period of the previous fiscal year.

Segment assets increased 28% to ¥1,682,603 million compared to the end of the previous fiscal year due to recognition of goodwill and other intangible assets in line with the acquisition of Robeco, increased investment in operating leases such as aircraft, increased investment in direct financing leases in Asia and increased investment in affiliates.

–    8    –

(2) Financial Condition

	As of March 31, 2013		As of September 30, 2013		Change
					Amount		Percent (%)
Total assets (millions of yen)	8,439,710		8,429,989		(9,721)		(0)
(Segment assets)	6,382,654		6,748,779		366,125		6
Total liabilities (millions of yen)	6,710,516		6,551,616		(158,900)		(2)
(Short- and long-term debt)	4,482,260		4,120,035		(362,225)		(8)
(Deposits)	1,078,587		1,109,583		30,996		3
ORIX Corporation shareholders’ equity (millions of yen)	1,643,596		1,759,626		116,030		7
ORIX Corporation shareholders’ equity per share (yen)	1,345.63		1,380.37		34.74		3
ORIX Corporation shareholders’ equity ratio	19.5%		20.9%		1.4%		—
Adjusted ORIX Corporation shareholders’ equity ratio*	21.4%		21.9%		0.5%		—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	2.7	x	2.3	x	(0.4	)x	—
Adjusted D/E ratio*	2.3	x	2.1	x	(0.2	)x	—

*	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been retrospectively adjusted to reflect the stock split for the previous period presented.
*	Goodwill and other intangible assets acquired in the business combination have been recognized as segment assets beginning in the second consolidated fiscal period. Segment assets for the previous fiscal year have been reclassified as a result of this change.
*	Adjusted ORIX Corporation shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes the effect of consolidating certain VIEs on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “5. Non-GAAP Financial Measures.”

Total assets remained flat compared to the end of the previous fiscal year at ¥8,429,989 million. Investment in direct financing leases increased due to robust new transactions in Japan and the Asian region. Investment in operating leases increased primarily due to strong auto leasing in Japan and aircraft leasing overseas. Investment in affiliates increased primarily due to new investment overseas. Other assets increased primarily due to the recognition of goodwill and other intangible assets in line with the acquisition of Robeco. On the other hand, cash and cash equivalents decreased, as did installment loans due to increased collections. Segment assets increased 6% compared to March 31, 2013 to ¥6,748,779 million. For more information about assets attributed to segment assets, see Note 22 “Segment Information.”

The balance of interest bearing liabilities is managed at an appropriate level with consideration to conditions of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2013.

Shareholders’ equity increased 7% compared to March 31, 2013 to ¥1,759,626 million due to a decrease in treasury stock, at cost for the disposal of treasury shares to pay part of the consideration for the acquisition of the Robeco shares, an increase in common stock and additional paid-in capital as a result of the exercise of acquisition rights and the conversion of convertible bond, and an increase in retained earnings due to net income recorded for the period.

–    9    –

(3) Liquidity and Capital Resources

We require capital resources for working capital and investment and lending in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resilient to sudden deterioration in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

We have endeavored to diversify our funding sources, promote longer liability maturities, stagger interest and principal repayment dates, and otherwise maintain sufficient liquidity and reinforce our funding stability.

Our funding was comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥5,229,618 million as of September 30, 2013.

Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of September 30, 2013. Procurement from the capital markets was composed of bonds, including unsecured convertible bonds, medium term notes, commercial paper, and payables under securitized leases, loan receivables and investment in securities (including asset backed securities). ORIX Group accepts deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation.

In an effort to promote longer liability maturities and further diversified funding resources, during the six months ended September 30, 2013, we issued seven-year domestic straight bonds to institutional investors and ten-year domestic straight bonds to retail investors. We intend to continue to strengthen our financial condition, while maintaining an appropriate funding mix.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2013	September 30, 2013
Borrowings from financial institutions	¥268,588	¥202,501
Notes	634	—
Commercial paper	151,504	100,018

Total	¥420,726	¥302,519

Short-term debt as of September 30, 2013 was ¥302,519 million, which accounted for 7% of the total amount of short and long-term debt (excluding deposits) as compared to 9% as of March 31, 2013.

While the amount of short-term debt as of September 30, 2013 was ¥302,519 million, the sum of cash and cash equivalents and the unused amount of the committed credit facilities as of September 30, 2013 was ¥1,135,739 million.

(b) Long-term debt

	Millions of yen
	March 31, 2013	September 30, 2013
Borrowings from financial institutions	¥2,099,408	¥2,255,921
Bonds	1,224,191	1,142,962
Medium-term notes	58,169	57,867
Payable under securitized lease and loan receivables and investment in securities	679,766	360,766

Total	¥4,061,534	¥3,817,516

–    10    –

The balance of long-term debt as of September 30, 2013 was ¥3,817,516 million, which accounted for 93% of the total amount of short and long-term debt (excluding deposits) as compared to 91% as of March 31, 2013. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 92% as of September 30, 2013 as compared to 89% as of March 31, 2013. This ratio is a non-GAAP financial measure presented on an adjusted basis that excludes payables under securitized leases, loan receivables and investment in securities. For a discussion of this and other non-GAAP financial measures including reconciliations to the most directly comparable financial measures presented in accordance with GAAP, see “5. Non-GAAP Financial Measures.”

(c) Deposits

	Millions of yen
	March 31, 2013	September 30, 2013
Deposits	¥1,078,587	¥1,109,583

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash and cash equivalents as of September 30, 2013 decreased by ¥120,007 million to ¥706,289 million compared to March 31, 2013.

Cash flows from operating activities provided ¥218,969 million in the six months ended September 30, 2013, up from ¥215,733 million during the same period of the previous fiscal year, resulting from an increase in net income, a smaller decrease in restricted cash, a smaller decrease in other receivables and a decrease in trading securities compared to an increase during the same period of the previous fiscal year, in addition to adjustments made for the non-cash revenue and expense items such as depreciation and amortization, write-downs of long-lived assets and write-downs of securities compared to the same period of the previous fiscal year.

Cash flows from investing activities used ¥110,713 million in the six months ended September 30, 2013, having provided ¥272 million during the same period of the previous fiscal year. This change was due to increases in acquisitions of subsidiaries, net of cash acquired and purchases of available-for-sale securities, partially offset by increases in principal collected on installment loans.

Cash flows from financing activities used ¥230,853 million in the six months ended September 30, 2013, while having used ¥279,428 million during the same period of the previous fiscal year. This change was due to a decrease in a repayment of debt with maturities longer than three months compared to the same period of the previous year.

(5) Challenges to be addressed

There were no significant changes for the six months ended September 30, 2013.

(6) Research and Development Activity

There were no significant changes in research and development activity for the six months ended September 30, 2013.

(7) Major facilities

There were no significant changes in major facilities for the six months ended September 30, 2013.

–    11    –

5.	Non-GAAP Financial Measures

The sections 4 “(2) Financial Condition” and “(3) Liquidity and Capital Resources” contain certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis. The adjustment excludes payables under securitized leases, loan receivables and investment in securities and reverses the cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of September 30, 2013, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

–    12    –

		2013
		As of March 31,		As of September 30,
		(Millions of yen, except percentage data)
Total assets	(a)	8,439,710		8,429,989
Deduct: Payables under securitized leases, loan receivables and investment in securities*		679,766		360,766
Adjusted total assets	(b)	7,759,944		8,069,223

Short-term debt	(c)	420,726		302,519
Long-term debt	(d)	4,061,534		3,817,516
Deduct: Payables under securitized leases, loan receivables and investment in securities*		679,766		360,766
Adjusted long-term debt	(e)	3,381,768		3,456,750
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	4,482,260		4,120,035
Adjusted short- and long-term debt (excluding deposits)	(g)=(c)+(e)	3,802,494		3,759,269
ORIX Corporation shareholders’ equity	(h)	1,643,596		1,759,626
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17		(16,593)		(5,781)
Adjusted ORIX Corporation shareholders’ equity	(i)	1,660,189		1,765,407
ORIX Corporation shareholders’ equity ratio	(h)/(a)	19.5%		20.9%
Adjusted ORIX Corporation shareholders’ equity ratio	(i)/(b)	21.4%		21.9%
D/E ratio	(f)/(h)	2.7	x	2.3	x
Adjusted D/E ratio	(g)/(i)	2.3	x	2.1	x
Long-term debt ratio	(d)/(f)	91%		93%
Adjusted long-term debt ratio	(e)/(g)	89%		92%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

–    13    –

6.	Company Stock Information

(The following disclosure in this section is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Information of Issued Shares, Common Stock and Additional Paid-in Capital

The information of the number of issued shares, the amount of common stock and additional paid-in capital for the three months ended September 30, 2013 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2013	Increase, net	September 30, 2013	Increase, net	September 30, 2013
23,857	1,288,075	¥8,175	¥207,576	¥8,175	¥234,755

Note:	*1	Common stock and additional paid-in capital have been increased by the exercise of stock acquisition rights and the conversion of convertible bond.

(2) List of Major Shareholders

The following is a list of major shareholders based on our share registry as of September 30, 2013:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	114,956	8.92%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	94,689	7.35
JP Morgan Chase Bank 380055 270 Park Avenue, New York, NY 10017 U.S.A.	46,637	3.62
Japan Trustee Services Bank, Ltd. (Trust Account 9) 1-8-11, Harumi, Chuo-ku, Tokyo	43,995	3.41
The Chase Manhattan Bank 385036 360 N. Crescent Drive, Beverly Hills, CA 90210 U.S.A.	38,379	2.97
The Bank of New York, Treaty JASDEC Account Avenue des Arts, 35 Kunstlaan, 1040 Brussels, Belgium	30,794	2.39
State Street Bank and Trust Company P.O. BOX 351, Boston, MA 02101 U.S.A.	29,710	2.30
State Street Bank and Trust Company 505225 P.O. BOX 351, Boston, MA 02101 U.S.A.	22,506	1.74
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account Woolgate House, Coleman Street London EC2P 2HD, England	22,453	1.74
CACEIS Bank France, Ordinary Account* 1-3 Place Valhubert 75013 Paris France	20,156	1.56

	464,278	36.04%

*	CACEIS Bank France, Ordinary Account changed its name to CACEIS Bank France Non Treaty on October 10, 2013.

Notes:

(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

–    14    –

(b)	Sumitomo Mitsui Trust Bank, Limited, Sumitomo Mitsui Trust Asset Management Co., Ltd. and Nikko Asset Management Co., Ltd. jointly filed an amended large shareholder report as required under Japanese regulations on April 19, 2013 that shows their share holdings of the Company as of April 15, 2013. The following information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held against our share registry as of September 30, 2013.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Sumitomo Mitsui Trust Bank, Limited	50,659	4.10%
Sumitomo Mitsui Trust Asset Management Co., Ltd. *1	3,045	0.25
Nikko Asset Management Co., Ltd. *2	18,760	1.52

Total	72,465	5.86%

*	1, 2 The number of shares and percentage of total shares issued held by Sumitomo Mitsui Trust Asset Management Co., Ltd. and Nikko Asset Management Co., Ltd. include the potential shares.

(c)	FIL Investments (Japan) Limited and FMR LLC jointly filed an amended large shareholder report as required under Japanese regulations on May 17, 2013 that shows their share holdings of the Company as of May 10, 2013. The following information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held against our share registry as of September 30, 2013.

Name	Number of shares held (in thousands)	Percentage of total shares issued
FIL Investments (Japan) Limited	49,428	3.96%
FMR LLC	68,424	5.48

Total	117,853	9.44%

(d)	JPMorgan Asset Management (Japan) Limited, JPMorgan Asset Management (UK) Limited, J.P. Morgan Investment Management Inc., JF Asset Management Limited, Highbridge Capital Management LLC, JPMorgan Chase Bank, National Association, JPMorgan Securities Japan Co., Ltd., J.P. Morgan Securities plc. and J.P. Morgan Clearing Corp. jointly filed an amended large shareholder report as required under Japanese regulations on June 7, 2013 that shows their share holdings of the Company as of May 31, 2013. The following information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held against our share registry as of September 30, 2013.

Name	Number of shares held (in thousands)	Percentage of total shares issued
JPMorgan Asset Management (Japan) Limited	35,308	2.83%
JPMorgan Asset Management (UK) Limited *3	13,219	1.06
J.P. Morgan Investment Management Inc.	11,635	0.93
JF Asset Management Limited	3,029	0.24
Highbridge Capital Management LLC	3,542	0.28
JPMorgan Chase Bank, National Association	3,263	0.26
JPMorgan Securities Japan Co., Ltd.	103	0.01
J.P. Morgan Securities plc. *4	1,340	0.11
J.P. Morgan Clearing Corp.	7,717	0.62

Total	79,160	6.33%

*	3, 4 The number of shares and percentage of total shares issued held by JPMorgan Asset Management (UK) Limited and J.P. Morgan Securities plc. include the potential shares.

–    15    –

(e)	Nomura Securities Co., Ltd., NOMURA INTERNATIONAL PLC, NOMURA SECURITIES INTERNATIONAL, Inc. and Nomura Asset Management Co., Ltd. jointly filed an amended large shareholder report as required under Japanese regulations on September 5, 2013 that shows their share holdings of the Company as of August 30, 2013. The following information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held against our share registry as of September 30, 2013.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Nomura Securities Co., Ltd.	(180)	(0.01)%
NOMURA INTERNATIONAL PLC *5	30,150	2.35
NOMURA SECURITIES INTERNATIONAL, Inc.	0	0.00
Nomura Asset Management Co., Ltd. *6	32,632	2.58

Total	62,602	4.88%

*	5, 6 The number of shares and percentage of total shares issued held by NOMURA INTERNATIONAL PLC and Nomura Asset Management Co., Ltd. include the potential shares.

(f)	Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International Inc. and Capital International K.K. jointly filed a large shareholder report as required under Japanese regulations on October 7, 2013 that shows their share holdings of the Company as of September 30, 2013. The following information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held against our share registry as of September 30, 2013.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Capital Research and Management Company	43,835	3.45%
Capital Guardian Trust Company	8,733	0.69
Capital International Limited	6,424	0.51
Capital International Inc.	2,449	0.19
Capital International K.K.	4,059	0.32

Total	65,502	5.15%

–    16    –

7.	Information of the Directors and the Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2013 and September 30, 2013, the personnel changes of the directors and the executive officers are as follows:

(1) Ex-Executive Officer

Name	Title	Areas of duties	The day of retirement
Komei Ikebukuro	Executive Officer	Responsible for Group Legal and Compliance Department Responsible for Group Internal Audit Department	August 31, 2013

(2) Change of Position

Name	New Position	Ex-Position	The day of change
Tamio Umaki

Director, Deputy President and Chief Information Officer

Head of Human Resources and Corporate Administration Headquarters

Responsible for Group Legal and Compliance Department

Responsible for Group Internal Audit Department

		Director, Deputy President and Chief Information Officer Head of Human Resources and Corporate Administration Headquarters	September 1, 2013

–    17    –

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2013	September 30, 2013
Cash and Cash Equivalents	¥826,296	¥706,289
Restricted Cash	106,919	127,442
Time Deposits	8,356	2,932
Investment in Direct Financing Leases	989,380	1,019,265
Installment Loans	2,691,171	2,314,487

(The amounts of ¥16,026 million of installment loans as of March 31, 2013 and ¥8,401 million of installment loans as of September 30, 2013 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(104,264)	(89,912)
Investment in Operating Leases	1,395,533	1,433,048
Investment in Securities	1,093,668	1,094,835

(The amounts of ¥5,800 million of investment in securities as of March 31, 2013 and ¥7,486 million of investment in securities as of September 30, 2013 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Other Operating Assets	233,258	237,172
Investment in Affiliates	326,732	366,632
Other Receivables	196,626	204,756
Inventories	41,489	33,465
Prepaid Expenses	50,323	55,132
Office Facilities	108,757	106,477
Other Assets	475,466	817,969

Total Assets	¥8,439,710	¥8,429,989

Note: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
Assets	March 31, 2013	September 30, 2013
Cash and Cash Equivalents	¥9,439	¥4,472
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	205,989	187,406
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	528,976	241,479
Investment in Operating Leases	199,190	248,687
Investment in Securities	37,641	2,373
Investment in Affiliates	13,820	11,034
Other	98,885	129,354

	¥1,093,940	¥824,805

–    18    –

	Millions of yen
Liabilities and Equity	March 31, 2013	September 30, 2013
Liabilities:
Short-Term Debt	¥420,726	¥302,519
Deposits	1,078,587	1,109,583
Trade Notes, Accounts Payable and Other Liabilities	312,922	329,118
Accrued Expenses	121,281	169,325
Policy Liabilities	426,007	438,161
Current and Deferred Income Taxes	143,057	238,117
Security Deposits	146,402	147,277
Long-Term Debt	4,061,534	3,817,516

Total Liabilities	6,710,516	6,551,616

Redeemable Noncontrolling Interests	41,621	43,927

Commitments and Contingent Liabilities
Equity:
Common Stock	194,039	207,576
Additional Paid-in Capital	229,600	243,032
Retained Earnings	1,305,044	1,363,969
Accumulated Other Comprehensive Income (Loss)	(36,263)	(31,103)
Treasury Stock, at Cost	(48,824)	(23,848)

ORIX Corporation Shareholders’ Equity	1,643,596	1,759,626

Noncontrolling Interests	43,977	74,820

Total Equity	1,687,573	1,834,446

Total Liabilities and Equity	¥8,439,710	¥8,429,989

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

	Millions of yen
Liabilities	March 31, 2013	September 30, 2013
Short-Term Debt	¥1,710	¥1,466
Trade Notes, Accounts Payable and Other Liabilities	3,503	3,530
Security Deposits	5,679	6,051
Long-Term Debt	806,857	509,726
Other	5,649	4,025

	¥823,398	¥524,798

–    19    –

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Revenues:
Direct financing leases	¥26,380	¥28,387
Operating leases	145,588	163,865
Interest on loans and investment securities	78,701	69,752
Brokerage commissions and net gains on investment securities	13,083	15,318
Life insurance premiums and related investment income	66,928	75,796
Real estate sales	18,332	10,976
Gains (losses) on sales of real estate under operating leases	2,695	(925)
Revenues from asset management and servicing	6,961	43,517
Other operating revenues	149,866	207,445

Total revenues	508,534	614,131

Expenses:
Interest expense	52,480	42,377
Costs of operating leases	95,631	107,651
Life insurance costs	46,600	51,326
Costs of real estate sales	20,945	15,860
Expenses from asset management and servicing	212	11,837
Other operating expenses	93,349	120,114
Selling, general and administrative expenses	104,022	137,967
Provision for doubtful receivables and probable loan losses	2,803	5,229
Write-downs of long-lived assets	4,137	11,915
Write-downs of securities	11,676	2,003
Foreign currency transaction loss (gain), net	(357)	456

Total expenses	431,498	506,735

Operating Income	77,036	107,396

Equity in Net Income (Loss) of Affiliates	6,980	10,530
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	3,417	5,649

Income before Income Taxes and Discontinued Operations	87,433	123,575
Provision for Income Taxes	26,243	44,851

Income from Continuing Operations	61,190	78,724

–    20    –

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Discontinued Operations:
Income from discontinued operations, net	3,277	8,551
Provision for income taxes	(1,253)	(3,230)

Discontinued operations, net of applicable tax effect	2,024	5,321

Net Income	63,214	84,045

Net Income Attributable to the Noncontrolling Interests	1,887	2,217

Net Income Attributable to the Redeemable Noncontrolling Interests	1,487	1,420

Net Income Attributable to ORIX Corporation Shareholders	¥59,840	¥80,408

Note	1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements-Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
	2.	Revenues and Expenses from asset management and loan servicing business have been separately presented from this period as, “Revenues from asset management and servicing” and “Expenses from asset management and servicing”. The amounts in the same period of the previous year have been retrospectively reclassified for this change.

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥57,786	¥75,087
Discontinued operations	2,054	5,321
Net income attributable to ORIX Corporation shareholders	59,840	80,408

	Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥53.74	¥60.39
Discontinued operations	1.91	4.28
Net income attributable to ORIX Corporation shareholders	55.65	64.67

Diluted:
Income from continuing operations	¥45.01	¥57.77
Discontinued operations	1.58	4.09
Net income attributable to ORIX Corporation shareholders	46.59	61.86

Note	1:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The amounts per share of common stock for income attributable to ORIX Corporation shareholders have been adjusted retrospectively to reflect the stock split for the previous period presented.

–    21    –

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Revenues:
Direct financing leases	¥12,995	¥14,145
Operating leases	74,185	82,769
Interest on loans and investment securities	39,845	32,466
Brokerage commissions and net gains on investment securities	6,140	7,768
Life insurance premiums and related investment income	34,447	38,278
Real estate sales	5,828	9,248
Gains (losses) on sales of real estate under operating leases	2,380	(988)
Revenues from asset management and servicing	3,570	38,629
Other operating revenues	78,702	113,014

Total revenues	258,092	335,329

Expenses:
Interest expense	25,170	19,476
Costs of operating leases	49,465	54,912
Life insurance costs	24,761	27,362
Costs of real estate sales	7,543	10,767
Expenses from asset management and servicing	115	11,664
Other operating expenses	50,522	67,545
Selling, general and administrative expenses	53,308	77,995
Provision for doubtful receivables and probable loan losses	1,589	2,881
Write-downs of long-lived assets	2,817	9,144
Write-downs of securities	2,468	1,315
Foreign currency transaction loss (gain), net	(20)	137

Total expenses	217,738	283,198

Operating Income	40,354	52,131

Equity in Net Income (Loss) of Affiliates	(396)	6,556
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	304	1,690

Income before Income Taxes and Discontinued Operations	40,262	60,377
Provision for Income Taxes	13,677	23,326

Income from Continuing Operations	26,585	37,051

–    22    –

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Discontinued Operations:
Income (Loss) from discontinued operations, net	1,174	1,576
Provision for income taxes	(492)	(612)

Discontinued operations, net of applicable tax effect	682	964

Net Income	27,267	38,015

Net Income Attributable to the Noncontrolling Interests	1,411	1,863

Net Income Attributable to the Redeemable Noncontrolling Interests	789	751

Net Income Attributable to ORIX Corporation Shareholders	¥25,067	¥35,401

Note	1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements-Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
	2.	Revenues and Expenses from asset management and loan servicing business have been separately presented from this period as, “Revenues from asset management and servicing” and “Expenses from asset management and servicing”. The amounts in the same period of the previous year have been retrospectively reclassified for this change.

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥24,384	¥34,437
Discontinued operations	683	964
Net income attributable to ORIX Corporation shareholders	25,067	35,401

	Yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥22.68	¥27.42
Discontinued operations	0.63	0.77
Net income attributable to ORIX Corporation shareholders	23.31	28.19

Diluted:
Income from continuing operations	¥19.04	¥26.40
Discontinued operations	0.53	0.73
Net income attributable to ORIX Corporation shareholders	19.57	27.13

Note	1:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The amounts per share of common stock for income attributable to ORIX Corporation shareholders have been adjusted retrospectively to reflect the stock split for the previous period presented.

–    23    –

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Net Income	¥63,214	¥84,045

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	3,445	6,422
Net change of defined benefit pension plans	179	(342)
Net change of foreign currency translation adjustments	(23,116)	2,478
Net change of unrealized gains (losses) on derivative instruments	676	1,033

Total other comprehensive income (loss)	(18,816)	9,591

Comprehensive Income	44,398	93,636

Comprehensive Income Attributable to the Noncontrolling Interests	93	5,008

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(665)	3,060

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥44,970	¥85,568

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Net Income	¥27,267	¥38,015

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	4,290	6,107
Net change of defined benefit pension plans	70	(277)
Net change of foreign currency translation adjustments	(4,308)	(7,101)
Net change of unrealized gains (losses) on derivative instruments	82	483

Total other comprehensive income (loss)	134	(788)

Comprehensive Income	27,401	37,227

Comprehensive Income Attributable to the Noncontrolling Interests	811	3,239

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	43	409

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥26,547	¥33,579

–    24    –

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Six months ended September 30, 2012

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥144,026	¥179,223	¥1,202,450	¥(96,056)	¥(48,907)	¥1,380,736	¥39,735	¥1,420,471

Contribution to Subsidiaries						0	205	205
Transaction with noncontrolling interests		91		(89)		2	(143)	(141)
Comprehensive income, net of tax:
Net income			59,840			59,840	1,887	61,727
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				3,226		3,226	219	3,445
Net change of defined benefit pension plans				178		178	1	179
Net change of foreign currency translation adjustments				(18,951)		(18,951)	(2,013)	(20,964)
Net change of unrealized gains (losses) on derivative instruments				677		677	(1)	676

Total other comprehensive income (loss)						(14,870)	(1,794)	(16,664)

Total comprehensive income						44,970	93	45,063

Cash dividends			(9,676)			(9,676)	(499)	(10,175)
Other, net		96	(147)		18	(33)	0	(33)

Ending balance	¥144,026	¥179,410	¥1,252,467	¥(111,015)	¥(48,889)	¥1,415,999	¥39,391	¥1,455,390

–    25    –

Six months ended September 30, 2013

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥194,039	¥229,600	¥1,305,044	¥(36,263)	¥(48,824)	¥1,643,596	¥43,977	¥1,687,573

Contribution to subsidiaries						0	2,166	2,166
Transaction with noncontrolling interests		24				24	(582)	(558)
Comprehensive income, net of tax:
Net income			80,408			80,408	2,217	82,625
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				5,991		5,991	431	6,422
Net change of defined benefit pension plans				(346)		(346)	4	(342)
Net change of foreign currency translation adjustments				(1,500)		(1,500)	2,338	838
Net change of unrealized gains (losses) on derivative instruments				1,015		1,015	18	1,033

Total other comprehensive income (loss)						5,160	2,791	7,951

Total comprehensive income						85,568	5,008	90,576

Cash dividends			(15,878)			(15,878)	(1,356)	(17,234)
Conversion of convertible bond	13,307	13,086				26,393	0	26,393
Exercise of stock options	230	218				448	0	448
Acquisition of treasury stock					(8)	(8)	0	(8)
Acquisition of Robeco			(5,471)		24,880	19,409	25,607	45,016
Other, net		104	(134)		104	74	0	74

Ending Balance	¥207,576	¥243,032	¥1,363,969	¥(31,103)	¥(23,848)	¥1,759,626	¥74,820	¥1,834,446

Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 10 “Redeemable Noncontrolling Interests.”

–    26    –

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Cash Flows from Operating Activities:
Net income	¥63,214	¥84,045
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	86,487	100,115
Provision for doubtful receivables and probable loan losses	2,803	5,229
Increase in policy liabilities	7,080	12,154
Equity in net income of affiliates (excluding interest on loans)	(6,656)	(10,421)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(3,417)	(5,649)
Gains on sales of available-for-sale securities	(1,942)	(11,793)
Gains and Losses on sales of real estate under operating leases	(2,695)	925
Gains on sales of operating lease assets other than real estate	(6,922)	(9,427)
Write-downs of long-lived assets	4,137	11,915
Write-downs of securities	11,676	2,003
Decrease in restricted cash	32,549	14,478
Decrease (Increase) in trading securities	(2,148)	6,898
Decrease in inventories	16,155	10,305
Decrease in other receivables	23,169	7,060
Decrease in trade notes, accounts payable and other liabilities	(7,829)	(124)
Decrease in accrued expenses	(9,050)	(10,502)
Other, net	9,122	11,758

Net cash provided by operating activities	215,733	218,969

Cash Flows from Investing Activities:
Purchases of lease equipment	(367,191)	(428,197)
Principal payments received under direct financing leases	182,845	230,028
Installment loans made to customers	(403,978)	(465,310)
Principal collected on installment loans	511,504	688,509
Proceeds from sales of operating lease assets	86,014	101,244
Investment in affiliates, net	(12,443)	(52,272)
Proceeds from sales of investment in affiliates	32	15,116
Purchases of available-for-sale securities	(357,763)	(489,267)
Proceeds from sales of available-for-sale securities	217,862	209,437
Proceeds from redemption of available-for-sale securities	191,688	275,509
Purchases of held-to-maturity securities	(15,006)	(2,622)
Purchases of other securities	(12,054)	(9,074)
Proceeds from sales of other securities	12,442	8,828
Purchases of other operating assets	(8,797)	(11,841)
Acquisitions of subsidiaries, net of cash acquired	(40,131)	(193,970)
Other, net	15,248	13,169

Net cash provided by (used in) investing activities	272	(110,713)

–    27    –

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(128,769)	(95,299)
Proceeds from debt with maturities longer than three months	766,185	715,675
Repayment of debt with maturities longer than three months	(934,211)	(862,174)
Net increase in deposits due to customers	26,109	30,986
Cash dividends paid to ORIX Corporation shareholders	(9,676)	(15,878)
Net decrease in call money	0	(5,000)
Other, net	934	837

Net cash used in financing activities	(279,428)	(230,853)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(4,457)	2,590

Net decrease in Cash and Cash Equivalents	(67,880)	(120,007)

Cash and Cash Equivalents at Beginning of Period	786,892	826,296

Cash and Cash Equivalents at End of Period	¥719,012	¥706,289

–    28    –

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2013 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using mainly either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but assessed at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

–    29    –

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line from continuing operations in the consolidated statements of income. The prior periods’ results of these discontinued operations have also been reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations.

(g) Presentation of net income in the consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them is separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, a partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, a partial sale of the parent’s ownership interest where the parent continues to retain control is accounted for as a profit-loss transaction and an additional acquisition of the parent’s ownership interest is accounted for as a business combination. In addition, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(i) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(j) Securitization of financial assets

Under U.S. GAAP, from April 1, 2010, because the exception to variable interest entities that are qualifying special-purpose entities has been removed, an enterprise is required to perform analysis to determine whether or not to consolidate special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

–    30    –

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

–    31    –

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥431,329 million and ¥439,870 million as of March 31, 2013 and September 30, 2013, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

–    32    –

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

Revenues from asset management and servicing—The Company and its subsidiaries provide to our customers investment management services for investments in financial assets, and asset management as well as maintenance and administrative services for investments in real estate properties. The Company and its subsidiaries also perform servicing on behalf of their customers. The Company and its subsidiaries receive fees for those services from our customers.

Revenues from asset management services and servicing are recognized in the consolidated statements of income when transactions occur or services are rendered and the amounts are fixed or determinable and collectability of which is reasonably assured. Certain subsidiaries recognize revenues from performance fees when earned based on the performance of the asset under management. Another subsidiary recognizes revenues from performance fees on an accrual basis over the period in which services are performed.

Revenues from asset management and servicing primarily include management fee income and performance fee income. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with the contracts. Performance fees are calculated based on the predetermined percentages on the performance of the assets under management in accordance with the contracts.

(e) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

–    33    –

Amortization charged to income for the six months ended September 30, 2012 and 2013 amounted to ¥3,296 million and ¥4,094 million, respectively.

Amortization charged to income for the three months ended September 30, 2012 and 2013 amounted to ¥1,815 million and ¥2,291 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”).

–    34    –

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility of debt securities. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if any of the above mentioned three conditions are not met. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 30.3% and 36.4% for the six months ended September 30, 2012 and 2013, respectively. These rates are 34.2% and 38.6% for the three months ended September 30, 2012 and 2013, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of approximately 28%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 38.3%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan, a change in valuation allowance and reversal of undistributed earnings of affiliates.

–    35    –

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and SPEs that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810-10 (“Consolidation—Variable Interest Entities”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee which is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments, and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

–    36    –

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of a derivative, that are not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivatives that qualify as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2013 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares and per share data have been adjusted retrospectively to reflect the stock split for the previous periods presented.

–    37    –

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans, trust accounts under securitization programs and others.

(q) Installment loans

Certain loans, for which the Company and certain subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) was elected. A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2013 and September 30, 2013 were ¥17,939 million and ¥9,529 million, respectively. There were ¥16,026 million and ¥8,401 million of loans held for sale as of March 31, 2013 and September 30, 2013, measured at fair value by electing the fair value option.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥48,313 million and ¥54,138 million as of March 31, 2013 and September 30, 2013, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of leased assets, residential condominiums and other assets, accrued revenue in relation to business operations and derivative assets.

(t) Inventories

Inventories primarily consist of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2013, and September 30, 2013, advance and/or progress payments were ¥34,556 million and ¥25,657 million, respectively, and finished goods were ¥6,933 million and ¥7,808 million, respectively.

For the six months ended September 30, 2012 and 2013, subsidiaries recorded ¥3,377 million and ¥5,650 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs and/or a decrease in expected sales price. The amounts of such write-downs for the three months ended September 30, 2012 and 2013 were ¥1,582 million and ¥2,393 million, respectively. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥41,698 million and ¥37,695 million as of March 31, 2013 and September 30, 2013, respectively.

–    38    –

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the policy periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. It also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. Under ASC 350, the Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill.

The Company and its subsidiaries adopted Accounting Standards Update 2012-02 (“Testing Indefinite-Lived Intangible Assets for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) during the fiscal year ended March 31, 2013. According to ASU 2012-02, the Company and its subsidiaries may perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥136,644 million and ¥297,793 million as of March 31, 2013 and September 30, 2013, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

–    39    –

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retrospectively. For discussion of stock splits, see Note 17 (“Per Share Data”).

Furthermore, the Company and its subsidiaries applied ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option NotesTM which was redeemed in fiscal 2013.

(ac) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

A partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interests in certain subsidiaries are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stock to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In December 2011, Accounting Standards Update 2011-10 (“Derecognition of in Substance Real Estate—a Scope Clarification”—ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update is intended to resolve the diversity in practice and clarifies that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt, the reporting entity should apply the guidance in ASC 360-20 (“Property, Plant, and Equipment—Real Estate Sales”) to determine whether it should derecognize the in substance real estate. The Company and its subsidiaries adopted this Update on April 1, 2013. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

–    40    –

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. In January 2013, Accounting Standards Update 2013-01 (“Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update clarifies that the scope of Update 2011-11 applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The Company and its subsidiaries adopted these Updates on April 1, 2013. These Updates only relate to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2013, Accounting Standards Update 2013-02 (“Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. This Update supersedes the reporting requirement for reclassifications out of accumulated other comprehensive income, originally required under Accounting Standards Update 2011-05, for which the effective date was deferred by Accounting Standards Update 2011-12. This Update requires an entity to present information about amounts reclassified out of accumulated other comprehensive income, their corresponding effect on line items of net income and other information by component. An entity shall provide the information together, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statement. The Company and its subsidiaries adopted this Update on April 1, 2013. The Update only relates to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2013, Accounting Standards Update 2013-04 (“Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date”—ASC 405 (“Liabilities”)) was issued. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2013, Accounting Standards Update 2013-05 (“Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”—ASC 830 (“Foreign Currency Matters”)) was issued. This Update requires that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This Update continues to require an entity to release a pro rata portion of the cumulative translation adjustment into net income upon a partial sale of an equity method investment that is a foreign entity. This Update requires an acquirer to release any related cumulative translation adjustment into net income when the acquirer obtains a controlling financial interest in a foreign entity that was previously an equity method affiliate in a business combination achieved in stages. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In April 2013, Accounting Standards Update 2013-07 (“Liquidation Basis of Accounting”—ASC 205 (“Presentation of Financial Statements”)) was issued. This Update requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent and provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

–    41    –

In June 2013, Accounting Standards Update 2013-08 (“Amendments to the Scope, Measurement, and Disclosure Requirements”—ASC 946 (“Financial Services—Investment Companies”)) was issued. This Update changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. This Update requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. This Update requires an investment company to disclose the additional information about an entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. The Update is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013. Early adoption is prohibited. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In July 2013, Accounting Standards Update 2013-10 (“Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to the interest rates on direct Treasury obligations of the U.S. government and LIBOR swap rate. This Update also removes the restriction on using different benchmark rates for similar hedges. The Company and its subsidiaries adopted this Update for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2013, Accounting Standards Update 2013-11 (“Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”—ASC 740 (“Income Taxes”)) was issued. This Update requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability, with certain exceptions. This Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date, although retrospective application is permitted. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

(ag) Reclassifications

Revenues and Expenses from asset management and loan servicing business have been separately presented from this period as “Revenues from asset management and servicing” and “Expenses from asset management and servicing.” The amounts in the same period of the previous year have been retrospectively reclassified for this change.

–    42    –

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1:	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

–    43    –

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and September 30, 2013:

March 31, 2013

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale *1	¥16,026	¥0	¥16,026	¥0
Trading securities	33,041	2,184	30,857	0
Available-for-sale securities	757,299	166,398	453,923	136,978
Japanese and foreign government bond securities	278,717	98,990	179,727	0
Japanese prefectural and foreign municipal bond securities	61,090	0	61,090	0
Corporate debt securities	196,835	0	190,311	6,524
Specified bonds issued by SPEs in Japan	63,244	0	0	63,244
CMBS and RMBS in the U.S., and other asset-backed securities	60,691	0	1,792	58,899
Other debt securities	8,311	0	0	8,311
Equity securities	88,411	67,408	21,003	0
Other securities	5,800	0	0	5,800
Investment funds *2	5,800	0	0	5,800
Derivative assets	14,598	147	12,352	2,099
Interest rate swap agreements	4,654	0	4,654	0
Options held/written and other	5,654	0	3,555	2,099
Futures, foreign exchange contracts	1,030	147	883	0
Foreign currency swap agreements	2,890	0	2,890	0
Credit derivatives held	370	0	370	0

	¥826,764	¥168,729	¥513,158	¥144,877

Financial Liabilities:
Derivative liabilities	¥18,037	¥0	¥18,037	¥0
Interest rate swap agreements	1,459	0	1,459	0
Options held/written and other	3,530	0	3,530	0
Futures, foreign exchange contracts	4,685	0	4,685	0
Foreign currency swap agreements	8,263	0	8,263	0
Credit derivatives held/written	100	0	100	0

	¥18,037	¥0	¥18,037	¥0

–    44    –

September 30, 2013

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale *1	¥8,401	¥0	¥8,401	¥0
Trading securities	27,349	1,273	26,076	0
Available-for-sale securities	764,278	185,522	514,991	63,765
Japanese and foreign government bond securities	334,154	90,989	243,165	0
Japanese prefectural and foreign municipal bond securities	58,581	0	58,581	0
Corporate debt securities	191,930	0	191,268	662
Specified bonds issued by SPEs in Japan	14,733	0	0	14,733
CMBS and RMBS in the U.S., and other asset-backed securities	40,049	0	919	39,130
Other debt securities	9,240	0	0	9,240
Equity securities	115,591	94,533	21,058	0
Other securities	8,800	1,218	0	7,582
Investment funds *2	8,800	1,218	0	7,582
Derivative assets	17,298	207	17,091	0
Interest rate swap agreements	4,133	0	4,133	0
Options held/written and other	4,565	0	4,565	0
Futures, foreign exchange contracts	2,410	207	2,203	0
Foreign currency swap agreements	5,794	0	5,794	0
Credit derivatives held/written	396	0	396	0

	¥826,126	¥188,220	¥566,559	¥71,347

Financial Liabilities:
Derivative liabilities	¥17,193	¥8	¥14,994	¥2,191
Interest rate swap agreements	944	0	944	0
Options held/written and other	3,384	0	1,193	2,191
Futures, foreign exchange contracts	5,964	8	5,956	0
Foreign currency swap agreements	6,735	0	6,735	0
Credit derivatives held	166	0	166	0

	¥17,193	¥8	¥14,994	¥2,191

*1	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income are losses from the change in the fair value of the loans of ¥306 million for the six months ended September 30, 2012 and losses from the change in the fair value of the loans of ¥465 million for the six months ended September 30, 2013. Included in other operating revenues in the consolidated statements of income are losses from the change in the fair value of the loans of ¥168 million for the three months ended September 30, 2012 and gains from the change in the fair value of the loans of ¥229 million for the three months ended September 30, 2013. No gains or losses were recognized in earnings during the six months ended September 30, 2012 and the six months ended September 30, 2013, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale at March 31, 2013, are ¥15,535 million and ¥16,026 million, respectively, and the amount of the aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥491 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of September 30, 2013, are ¥8,356 million and ¥8,401 million, respectively, and the amount of the aggregate fair value falls below the amount of aggregate unpaid principal balance by ¥45 million. As of March 31, 2013 and September 30, 2013, there are no loans that are 90 days or more past due, in non-accrual status, or both.

–    45    –

*2	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) for certain funds purchased at a discount on the secondary market and an investment in a drug royalty trust, which were made on or after April 1, 2012. Included in brokerage commissions and net gains on investment securities in the consolidated statements of income are gains from the change in the fair value of those investments of ¥395 million for the six months ended September 30, 2013 and ¥207 million for the three months ended September 30, 2013. The amounts of aggregate fair value elected the fair value option are ¥5,800 million and ¥7,486 million as of March 31, 2013 and September 30, 2013, respectively.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. For the six months ended September 30, 2012, and for the six months ended September 2013, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2012 and 2013:

Six months ended September 30, 2012

	Millions of yen
	Balance at April 1, 2012	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2012 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥243,655	¥(2,173)	¥(1,405)	¥(3,578)	¥11,182	¥(852)	¥(70,637)	¥0	¥179,770	¥(2,502)
Corporate debt securities	2,912	(665)	89	(576)	102	(204)	(290)	0	1,944	(599)
Specified bonds issued by SPEs in Japan	139,152	(1,696)	(256)	(1,952)	5,419	(9)	(41,098)	0	101,512	(1,705)
CMBS and RMBS in the U.S., and other asset-backed securities	93,181	188	(1,265)	(1,077)	5,661	(639)	(29,249)	0	67,877	(198)
Other debt securities	8,410	0	27	27	0	0	0	0	8,437	0
Derivative assets and liabilities (net)	5,293	414	0	414	0	0	0	0	5,707	414
Options held, caps held and other	5,293	414	0	414	0	0	0	0	5,707	414

–    46    –

Six months ended September 30, 2013

	Millions of yen
	Balance at April 1, 2013	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2013	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2013 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥136,978	¥4,039	¥2,203	¥6,242	¥16,831	¥(11,445)	¥(84,841)	¥0	¥63,765	¥142
Corporate debt securities	6,524	411	(366)	45	0	(1,325)	(4,582)	0	662	22
Specified bonds issued by SPEs in Japan	63,244	295	797	1,092	0	(22)	(49,581)	0	14,733	51
CMBS and RMBS in the U.S., and other asset-backed securities	58,899	3,333	843	4,176	16,831	(10,098)	(30,678)	0	39,130	69
Other debt securities	8,311	0	929	929	0	0	0	0	9,240	0
Other securities	5,800	379	226	605	1,566	(386)	(3)	0	7,582	379
Investment funds	5,800	379	226	605	1,566	(386)	(3)	0	7,582	379
Derivative assets and liabilities (net)	2,099	(2,584)	0	(2,584)	0	0	(1,706)	0	(2,191)	(2,584)
Options held/written and other	2,099	(2,584)	0	(2,584)	0	0	(1,706)	0	(2,191)	(2,584)

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions, net gains on investment securities, write-downs of securities or life insurance premiums and related investment income”; other securities are included in “brokerage commissions and net gains on investment securities” and derivative assets and liabilities (net) are included in “other operating revenues/expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities”.

There were no transfers in or out of Level 3 in the six months ended September 30, 2012 and 2013.

–    47    –

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. For the three months ended September 30, 2012, and for the three months ended September 2013, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended September 30, 2012 and 2013:

Three months ended September 30, 2012

	Millions of yen
	Balance at June 30, 2012	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2012 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥219,005	¥(2,402)	¥(398)	¥(2,800)	¥4,011	¥(843)	¥(39,603)	¥0	¥179,770	¥(2,701)
Corporate debt securities	2,629	(672)	269	(403)	102	(204)	(180)	0	1,944	(606)
Specified bonds issued by SPEs in Japan	119,851	(1,494)	(478)	(1,972)	1,834	0	(18,201)	0	101,512	(1,494)
CMBS and RMBS in the U.S., and other asset-backed securities	88,257	(236)	(358)	(594)	2,075	(639)	(21,222)	0	67,877	(601)
Other debt securities	8,268	0	169	169	0	0	0	0	8,437	0
Derivative assets and liabilities (net)	5,128	579	0	579	0	0	0	0	5,707	579
Options held and other	5,128	579	0	579	0	0	0	0	5,707	579

–    48    –

Three months ended September 30, 2013

	Millions of yen
	Balance at June 30, 2013	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2013	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2013 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥92,535	¥1,936	¥395	¥2,331	¥4,485	¥(1,823)	¥(33,763)	¥0	¥63,765	¥(171)
Corporate debt securities	5,264	136	(37)	99	0	(122)	(4,579)	0	662	12
Specified bonds issued by SPEs in Japan	25,469	230	773	1,003	0	(22)	(11,717)	0	14,733	26
CMBS and RMBS in the U.S., and other asset-backed securities	52,752	1,570	(531)	1,039	4,485	(1,679)	(17,467)	0	39,130	(209)
Other debt securities	9,050	0	190	190	0	0	0	0	9,240	0
Other securities	7,128	188	(59)	129	596	(268)	(3)	0	7,582	189
Investment funds	7,128	188	(59)	129	596	(268)	(3)	0	7,582	189
Derivative assets and liabilities (net)	(2,975)	875	0	875	0	0	(91)	0	(2,191)	875
Options held/written and other	(2,975)	875	0	875	0	0	(91)	0	(2,191)	875

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions, net gains on investment securities, write-downs of securities or life insurance premiums and related investment income”; other securities are included in “brokerage commissions and net gains on investment securities” and derivative assets and liabilities (net) are included in “other operating revenues/expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”

There were no transfers in or out of Level 3 in the three months ended September 30, 2012 and 2013.

–    49    –

The following table presents recorded amounts of assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2013 and September 30, 2013. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

March 31, 2013

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥60,564	¥0	¥0	¥60,564
Investment in operating leases and other operating assets	21,960	0	0	21,960
Land and buildings undeveloped or under construction	11,845	0	0	11,845
Certain investment in affiliates	3,704	0	0	3,704

	¥98,073	¥0	¥0	¥98,073

September 30, 2013

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥42,743	¥0	¥0	¥42,743
Investment in operating leases and other operating assets	12,585	0	0	12,585
Land and buildings undeveloped or under construction	18,382	0	0	18,382

	¥73,710	¥0	¥0	¥73,710

–    50    –

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques such as internally developed models or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities such as current conditions of the assets or liabilities as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and other operating assets and Land and buildings undeveloped or under construction.

–    51    –

Trading securities, Available-for-sale securities, Unlisted securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the United States as level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that there has been increased overall trading activity but due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. Certain investment funds classified as other securities in the United States for which the fair value option is elected are classified as Level 3, because a subsidiary measures their fair value using discounted cash flow methodologies and based on inputs that are unobservable in the market.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

–    52    –

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and September 30, 2013.

	March 31, 2013
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥974	Discounted cash flows	Discount rate	5.4% (5.4%)
	5,550	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	60,013	Discounted cash flows	Discount rate	1.0% – 12.0% (4.9%)
	3,231	Appraisals/Broker quotes	—	—
CMBS and RMBS in the U.S., and other asset-backed securities	30,804	Discounted cash flows	Discount rate	2.9% – 42.6% (9.3%)
			Probability of default	0.0% – 12.8% (1.7%)
	28,095	Appraisals/Broker quotes	—	—
Other debt securities	8,311	Discounted cash flows	Discount rate	11.7% (11.7%)
Other securities
Investment funds	5,800	Discounted cash flows	Discount rate	13.0% – 20.0% (18.6%)
Derivative assets
Options held/written and other	2,099	Discounted cash flows	Discount rate	10.0% – 15.0% (12.3%)

Total Assets	¥144,877

	September 30, 2013
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥662	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	11,569	Discounted cash flows	Discount rate	1.0% – 11.5% (7.7%)
	3,164	Appraisals/Broker quotes	—	—
CMBS and RMBS in the U.S., and other asset-backed securities	15,160	Discounted cash flows	Discount rate	3.1% – 34.1% (5.8%)
			Probability of default	0.0% – 12.8% (1.1%)
	23,970	Appraisals/Broker quotes	—	—
Other debt securities	9,240	Discounted cash flows	Discount rate	11.8% (11.8%)
Other securities
Investment funds	7,582	Discounted cash flows	Discount rate	13.0% – 22.5% (19.8%)

Total Assets	¥71,347

Financial Liabilities:
Derivative liabilities
Options held/written and other	2,191	Discounted cash flows	Discount rate	10.0% – 15.0% (12.2%)

Total Liabilities	¥2,191

–    53    –

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2013 and September 30, 2013.

	March 31, 2013
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥60,564	Discounted cash flows	Discount rate	5.4% – 19.0% (8.4%)
		Direct capitalization	Capitalization rate	5.0% – 21.0% (10.7%)
Investment in operating leases and other operating assets	21,960	Discounted cash flows	Discount rate	4.4% – 12.7% (6.9%)
Land and buildings undeveloped or under construction	11,845	Discounted cash flows	Discount rate	4.7% – 9.6% (6.6%)
Certain investment in affiliates	3,704	Discounted cash flows	Discount rate	5.0% – 9.2% (8.8%)

	¥98,073

	September 30, 2013
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥42,743	Discounted cash flows	Discount rate	4.9% – 19.0% (8.4%)
		Direct capitalization	Capitalization rate	5.6% – 21.0% (11.5%)
Investment in operating leases and other operating assets	12,585	Discounted cash flows	Discount rate	5.2% – 9.5% (5.5%)
Land and buildings undeveloped or under construction	18,382	Discounted cash flows	Discount rate	3.9% – 9.9% (7.1%)

	¥73,710

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

–    54    –

4.	Acquisitions

On July 1, 2013, the Company acquired approximately 90.01% of the total voting equity interests of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands, hereinafter, “Rabobank”). As a result, Robeco has become a consolidated subsidiary of the Company. Robeco, a mid-size global asset manager, offers a mix of investment solutions in a broad range of strategies to institutional and private investors worldwide.

The consideration of ¥250,724 million was paid by means of ¥231,316 million in cash and shares valued at ¥19,408 million issued out of treasury. The 13,902,900 shares held in treasury issued to Rabobank as part of the total consideration was determined based on the closing price of 1,396 yen of the Company’s common share on the Tokyo Stock Exchange on July 1, 2013 in accordance with the share purchase agreement executed between the Company and Rabobank as of February 19, 2013.

In addition, the Company will be required to pay contingent consideration depending on the future performance results related to a certain asset management business in each year until December 2015. The preliminary estimate of fair value of such contingent consideration was ¥5,408 million, which is included in the total consideration transferred. However, the Company believes that the upward variation of such consideration, if any, is not significant.

Transaction costs of ¥1,986 million are included in selling, general and administrative expenses in the Company’s consolidated statements of income.

Through this acquisition, the Company aims to expand its global asset management business as one of the measures to pursue new business models by combining finance with related services. The rationales for the Company’s acquisition of Robeco include the strength of Robeco’s global brand, the diversity of its businesses across asset classes and regions, the breadth of its global distribution network and the experience of its investments teams. As a well-managed and relatively autonomous group of businesses with a good performance record, Robeco is the ideal vehicle for the Company to pursue its ambitions in global asset management. Growth opportunities also exist in the pension and asset management markets in Asia and Middle East where the Company has an established network.

The Company allocates the acquisition considerations to Robeco’s respective assets acquired and liabilities assumed, and records the assets, liabilities and noncontrolling interest based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”).

The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed of Robeco. Because the acquisition occurred during the three months ended September 30, 2013, the purchase price allocation has not yet been finalized as of September 30, 2013. Because the fair value measurements of these assets, liabilities and noncontrolling interest require estimates based on various assumptions, the provisional amounts are subject to change as more information about facts and circumstances that existed at the acquisition date becomes available.

Millions of yen
Preliminary fair value amounts of assets, liabilities and noncontrolling interest
Cash and Cash Equivalents	¥43,737
Investment in Securities	3,325
Investment in Affiliates	931
Other Receivables	17,938
Prepaid Expenses	1,908
Office Facilities	1,839
Other Assets	357,818
Total Assets	427,496

Trade Notes, Accounts Payable and Other Liabilities	1,353
Accrued Expenses	55,577
Current and Deferred Income Taxes	61,188
Long-Term Debt	27,638
Total Liabilities	145,756

Noncontrolling Interests	25,607

Net	¥256,133

–    55    –

Goodwill and other intangible assets, with a total preliminary fair value amounting to ¥323,946 million, identified in the acquisition are included in other assets in the above table and the Company’s consolidated balance sheets as of September 30, 2013. The goodwill is calculated as the excess of consideration transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on preliminary estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The completion of the purchase price allocation could result in an adjustment to the amount of goodwill and other intangible assets. However, such an adjustment, if any, is not expected to have a significant effect on the Company’s consolidated statements of income. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of Robeco and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in the Overseas Business segment. Certain intangible assets with finite lives recognized in connection with the acquisition are amortized over their useful lives based on their preliminary amounts recognized. Such amortization did not have a significant effect on the Company’s consolidated statements of income for the six and three months ended September 30, 2013.

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2013 (April 1, 2012):

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Total revenues	¥558,756	¥646,504
Operating Income	86,014	115,067

Total revenues and operating income of Robeco included in the Company’s consolidated statements of income for the six and three months ended September 30, 2013 are ¥34,745 million and ¥7,175 million, respectively.

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date. The unaudited supplemental pro forma financial information does not include certain nonrecurring costs directly attributable to the acquisition that would not have been incurred had the acquisition not occurred.

The acquisition accounting has not been completed as of November 13, 2013.

There were no other material acquisitions for the six months ended September 30, 2012 or September 30, 2013.

–    56    –

5.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries apply ASC 310 (“Receivables”). ASC 310 requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2013, for the six and three months ended September 30, 2012 and for the six and three months ended September 30, 2013:

	Six months ended September 30, 2012
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Beginning balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588
Provision (Reversal)	941	252	(671)	1,062	1,219	2,803
Charge-offs	(1,703)	(1,537)	(7,682)	(6,913)	(2,574)	(20,409)
Recoveries	206	1	722	0	28	957
Other *2	201	(1,703)	(558)	(103)	(257)	(2,420)

Ending balance	¥15,785	¥20,518	¥52,077	¥13,871	¥15,268	¥117,519

Individually evaluated for impairment	2,396	18,384	43,886	11,904	0	76,570
Not individually evaluated for impairment	13,389	2,134	8,191	1,967	15,268	40,949

Financing receivables:
Ending balance	¥1,148,104	¥612,209	¥924,528	¥80,491	¥924,063	¥3,689,395

Individually evaluated for impairment	9,421	81,403	142,473	27,562	0	260,859
Not individually evaluated for impairment	1,138,683	530,806	782,055	52,929	924,063	3,428,536

–    57    –

	Three months ended September 30, 2012
	Millions of yen
	Loans
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1	Direct financing leases	Total
Allowance for credit losses:
Beginning balance	¥15,675	¥22,246	¥58,179	¥14,403	¥16,114	¥126,617
Provision (Reversal)	606	(103)	7	188	891	1,589
Charge-offs	(576)	(958)	(6,134)	(698)	(1,742)	(10,108)
Recoveries	79	0	242	0	7	328
Other *2	1	(667)	(217)	(22)	(2)	(907)

Ending balance	¥15,785	¥20,518	¥52,077	¥13,871	¥15,268	¥117,519

	As of March 31, 2013
	Millions of yen
	Loans
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1	Direct financing leases	Total
Allowance for credit losses:
Ending balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264

Individually evaluated for impairment	3,190	14,620	34,206	13,135	0	65,151
Not Individually Evaluated for Impairment	11,336	2,097	7,669	2,181	15,830	39,113

Financing receivables:
Ending balance	¥1,171,142	¥568,957	¥862,332	¥70,801	¥989,380	¥3,662,612

Individually evaluated for impairment	10,861	61,050	111,722	29,107	0	212,740
Not individually evaluated for impairment	1,160,281	507,907	750,610	41,694	989,380	3,449,872

–    58    –

	Six months ended September 30, 2013
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Beginning balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264
Provision (Reversal)	2,080	(12)	(212)	1,799	1,574	5,229
Charge-offs	(2,045)	(2,169)	(5,496)	(3,027)	(2,350)	(15,087)
Recoveries	226	140	254	95	41	756
Other *3	3	(5,624)	316	60	(5)	(5,250)

Ending balance	¥14,790	¥9,052	¥36,737	¥14,243	¥15,090	¥89,912

Individually evaluated for impairment	3,427	7,936	29,205	12,640	0	53,208
Not individually evaluated for impairment	11,363	1,116	7,532	1,603	15,090	36,704

Financing receivables:
Ending balance	¥1,202,526	¥247,303	¥795,606	¥59,523	¥1,019,265	¥3,324,223

Individually evaluated for impairment	11,564	35,869	94,150	25,040	0	166,623
Not individually evaluated for impairment	1,190,962	211,434	701,456	34,483	1,019,265	3,157,600

	Three months ended September 30, 2013
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Beginning Balance	¥15,193	¥10,581	¥40,667	¥14,764	¥15,719	¥96,924
Provision (Reversal)	608	115	(436)	1,648	946	2,881
Charge-offs	(1,170)	(338)	(3,632)	(2,176)	(1,433)	(8,749)
Recoveries	156	140	163	5	15	479
Other *4	3	(1,446)	(25)	2	(157)	(1,623)

Ending balance	¥14,790	¥9,052	¥36,737	¥14,243	¥15,090	¥89,912

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries.
*3	Other mainly includes foreign currency translation adjustments. Additionally, Other in Non-recourse loans includes decreases by ¥6,243 million due to the sale of controlling class interests of certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of the VIE.
*4	Other mainly includes foreign currency translation adjustments. Additionally, Other in Non-recourse loans includes decreases by ¥1,371 million due to the sale of controlling class interests of certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of the VIE.

–    59    –

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

–    60    –

The following table provides information about the impaired loans as of March 31, 2013 and September 30, 2013:

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥52,798	¥52,768	¥0
Consumer borrowers		1,003	989	0
	Housing loans	1,003	989	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		51,795	51,779	0
Non-recourse loans	Japan	21,409	21,407	0
	U.S.	5,825	5,825	0
Other	Real estate companies	7,063	7,060	0
	Entertainment companies	6,148	6,147	0
	Other	11,350	11,340	0
Purchased loans		0	0	0

With an allowance recorded *2:		159,942	158,798	65,151
Consumer borrowers		9,858	9,828	3,190
	Housing loans	7,496	7,471	2,565
	Card loans	1,858	1,854	547
	Other	504	503	78
Corporate borrowers		120,977	119,863	48,826
Non-recourse loans	Japan	2,006	2,004	1,021
	U.S.	31,810	31,706	13,599
Other	Real estate companies	40,063	39,896	15,862
	Entertainment companies	5,889	5,843	2,118
	Other	41,209	40,414	16,226
Purchased loans		29,107	29,107	13,135

Total:		¥212,740	¥211,566	¥65,151

Consumer borrowers		10,861	10,817	3,190

	Housing loans	8,499	8,460	2,565

	Card loans	1,858	1,854	547

	Other	504	503	78

Corporate borrowers		172,772	171,642	48,826

Non-recourse loans	Japan	23,415	23,411	1,021

	U.S.	37,635	37,531	13,599

Other	Real estate companies	47,126	46,956	15,862

	Entertainment companies	12,037	11,990	2,118

	Other	52,559	51,754	16,226

Purchased loans		29,107	29,107	13,135

–    61    –

	September 30, 2013
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1:		¥40,265	¥40,241	¥0
Consumer borrowers		625	624	0
	Housing loans	625	624	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		39,640	39,617	0
Non-recourse loans	Japan	13,543	13,529	0
	U.S.	6,306	6,306	0
Other	Real estate companies	4,269	4,267	0
	Entertainment companies	4,577	4,574	0
	Other	10,945	10,941	0
Purchased loans		0	0	0
With an allowance recorded *2:		126,358	125,481	53,208
Consumer borrowers		10,939	10,864	3,427
	Housing loans	7,510	7,444	2,666
	Card loans	2,485	2,479	623
	Other	944	941	138
Corporate borrowers		90,379	89,577	37,141
Non-recourse loans	Japan	1,766	1,764	844
	U.S.	14,254	14,197	7,092
Other	Real estate companies	33,669	33,541	13,178
	Entertainment companies	5,614	5,571	1,938
	Other	35,076	34,504	14,089
Purchased loans		25,040	25,040	12,640

Total:		¥166,623	¥165,722	¥53,208

Consumer borrowers		11,564	11,488	3,427

	Housing loans	8,135	8,068	2,666

	Card loans	2,485	2,479	623

	Other	944	941	138

Corporate borrowers		130,019	129,194	37,141

Non-recourse loans	Japan	15,309	15,293	844

	U.S.	20,560	20,503	7,092

Other	Real estate companies	37,938	37,808	13,178

	Entertainment companies	10,191	10,145	1,938

	Other	46,021	45,445	14,089

Purchased loans		25,040	25,040	12,640

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

–    62    –

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the six and three months ended September 30, 2012 and 2013:

Six months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥8,928	¥82	¥46
	Housing loans	8,699	79	44
	Card loans	187	2	1
	Other	42	1	1
Corporate borrowers		240,719	2,310	2,214
Non-recourse loans	Japan	42,640	166	163
	U.S.	41,797	785	785
Other	Real estate companies	70,343	508	470
	Entertainment companies	18,808	268	260
	Other	67,131	583	536
Purchased loans		30,363	0	0

Total:		¥280,010	¥2,392	¥2,260

–    63    –

Six months ended September 30, 2013
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,252	¥160	¥132
	Housing loans	8,341	131	111
	Card loans	2,190	19	14
	Other	721	10	7
Corporate borrowers		150,956	1,912	1,852
Non-recourse loans	Japan	20,250	122	121
	U.S.	26,246	415	415
Other	Real estate companies	42,991	471	458
	Entertainment companies	11,230	241	223
	Other	50,239	663	635
Purchased loans		27,082	0	0

Total:		¥189,290	¥2,072	¥1,984

Three months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥8,882	¥14	¥13
	Housing loans	8,538	11	11
	Card loans	281	2	1
	Other	63	1	1
Corporate borrowers		236,158	1,082	1,055
Non-recourse loans	Japan	41,886	49	49
	U.S.	43,291	408	408
Other	Real estate companies	68,511	230	228
	Entertainment companies	17,333	117	117
	Other	65,137	278	253
Purchased loans		28,091	0	0

Total:		¥273,131	¥1,096	¥1,068

Three months ended September 30, 2013
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,449	¥103	¥87
	Housing loans	8,263	88	74
	Card loans	2,356	9	8
	Other	830	6	5
Corporate borrowers		140,048	763	740
Non-recourse loans	Japan	18,667	3	2
	U.S.	20,551	112	112
Other	Real estate companies	40,924	248	244
	Entertainment companies	10,826	58	54
	Other	49,080	342	328
Purchased loans		26,070	0	0

Total:		¥177,567	¥866	¥827

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

–    64    –

The following table provides information about the credit quality indicators as of March 31, 2013 and September 30, 2013:

March 31, 2013
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,152,536	¥10,861	¥7,745	¥18,606	¥1,171,142
	Housing loans	901,895	8,499	6,397	14,896	916,791
	Card loans	223,130	1,858	719	2,577	225,707
	Other	27,511	504	629	1,133	28,644
Corporate borrowers		1,258,517	172,772	0	172,772	1,431,289
Non-recourse loans	Japan	111,025	23,415	0	23,415	134,440
	U.S.	396,882	37,635	0	37,635	434,517
Other	Real estate companies	229,555	47,126	0	47,126	276,681
	Entertainment companies	109,222	12,037	0	12,037	121,259
	Other	411,833	52,559	0	52,559	464,392
Purchased loans		41,694	29,107	0	29,107	70,801
Direct financing leases		973,574	0	15,806	15,806	989,380
	Japan	680,351	0	12,234	12,234	692,585
	Overseas	293,223	0	3,572	3,572	296,795

Total:		¥3,426,321	¥212,740	¥23,551	¥236,291	¥3,662,612

September 30, 2013
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,183,624	¥11,564	¥7,338	¥18,902	¥1,202,526
	Housing loans	932,578	8,135	5,600	13,735	946,313
	Card loans	224,721	2,485	789	3,274	227,995
	Other	26,325	944	949	1,893	28,218
Corporate borrowers		912,890	130,019	0	130,019	1,042,909
Non-recourse loans	Japan	81,474	15,309	0	15,309	96,783
	U.S.	129,960	20,560	0	20,560	150,520
Other	Real estate companies	203,057	37,938	0	37,938	240,995
	Entertainment companies	105,684	10,191	0	10,191	115,875
	Other	392,715	46,021	0	46,021	438,736
Purchased loans		34,483	25,040	0	25,040	59,523
Direct financing leases		1,004,347	0	14,918	14,918	1,019,265
	Japan	700,131	0	11,047	11,047	711,178
	Overseas	304,216	0	3,871	3,871	308,087

Total:		¥3,135,344	¥166,623	¥22,256	¥188,879	¥3,324,223

Note:	Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, or whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

–    65    –

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans and card loans which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2013 and September 30, 2013:

March 31, 2013
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥4,699	¥12,170	¥16,869	¥1,171,142	¥12,170
	Housing loans	3,650	10,422	14,072	916,791	10,422
	Card loans	738	1,078	1,816	225,707	1,078
	Other	311	670	981	28,644	670
Corporate borrowers		64,539	73,876	138,415	1,431,289	73,876
Non-recourse loans	Japan	0	15,211	15,211	134,440	15,211
	U.S.	59,532	7,516	67,048	434,517	7,516
Other	Real estate companies	1,324	23,921	25,245	276,681	23,921
	Entertainment companies	437	1,542	1,979	121,259	1,542
	Other	3,246	25,686	28,932	464,392	25,686
Direct financing leases		5,480	15,806	21,286	989,380	15,806
	Japan	1,467	12,234	13,701	692,585	12,234
	Overseas	4,013	3,572	7,585	296,795	3,572

Total:		¥74,718	¥101,852	¥176,570	¥3,591,811	¥101,852

September 30, 2013
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥4,431	¥11,732	¥16,163	¥1,202,526	¥11,732
	Housing loans	3,065	9,454	12,519	946,313	9,454
	Card loans	905	1,256	2,161	227,995	1,256
	Other	461	1,022	1,483	28,218	1,022
Corporate borrowers		25,447	65,798	91,245	1,042,909	76,238
Non-recourse loans	Japan	0	13,241	13,241	96,783	13,241
	U.S.	22,778	7,812	30,590	150,520	14,524
Other	Real estate companies	1,187	20,267	21,454	240,995	20,267
	Entertainment companies	0	934	934	115,875	934
	Other	1,482	23,544	25,026	438,736	27,272
Direct financing leases		5,444	14,918	20,362	1,019,265	14,918
	Japan	2,290	11,047	13,337	711,178	11,047
	Overseas	3,154	3,871	7,025	308,087	3,871

Total:		¥35,322	¥92,448	¥127,770	¥3,264,700	¥102,888

Note:	Loans held for sale and purchases loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

–    66    –

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the six months ended September 30, 2012 and 2013, and during the three months ended September 30, 2012 and 2013:

Six months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥1,279	¥966
	Housing loans	432	387
	Card loans	660	448
	Other	187	131
Corporate borrowers		2,973	2,785
Non-recourse loans	Japan	2,245	2,245
Other	Real estate companies	114	110
	Other	614	430

Total:		¥4,252	¥3,751

Six months ended September 30, 2013
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥1,803	¥1,172
	Housing loans	272	127
	Card loans	994	704
	Other	537	341
Corporate borrowers		3,428	3,400
Non-recourse loans	U.S.	902	902
Other	Real estate companies	66	46
	Other	2,460	2,452

Total:		¥5,231	¥4,572

–    67    –

Three months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥878	¥608
	Housing loans	31	29
	Card loans	660	448
	Other	187	131
Corporate borrowers		991	860
Non-recourse loans	Japan	525	525
Other	Other	466	335

Total:		¥1,869	¥1,468

Three months ended September 30, 2013
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥968	¥640
	Housing loans	138	67
	Card loans	526	383
	Other	304	190
Corporate borrowers		2,411	2,411
Other	Other	2,411	2,411

Total:		¥3,379	¥3,051

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

–    68    –

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2012 and for which there was a payment default during the six and three months ended September 30, 2012:

Six months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥7
	Housing loans	7
Corporate borrowers		840
Non-recourse loans	Japan	594
Other	Real estate companies	246

Total:		¥847

Three months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥2
	Housing loans	2
Corporate borrowers		594
Non-recourse loans	Japan	594

Total:		¥596

–    69    –

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2013 and for which there was a payment default during the six and three months ended September 30, 2013:

Six months ended September 30, 2013
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥66
	Housing loans	23
	Card loans	20
	Other	23
Corporate borrowers		303
Other	Other	303

Total:		¥369

Three months ended September 30, 2013
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥16
	Housing loans	3
	Card loans	12
	Other	1
Corporate borrowers		254
Other	Other	254

Total:		¥270

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

–    70    –

6.	Investment in Securities

Investment in securities at March 31, 2013 and September 30, 2013 consists of the following:

	Millions of yen
	March 31, 2013	September 30, 2013
Trading securities	¥33,041	¥27,349
Available-for-sale securities	757,299	764,278
Held-to-maturity securities	89,451	92,029
Other securities	213,877	211,179

	¥1,093,668	¥1,094,835

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the Company’s share.

Since April 1, 2012, a subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) for certain funds purchased at a discount on the secondary market and an investment in a drug royalty trust. Due to the illiquid nature of these investments, the net asset value from the funds/royalty trust does not appear to be indicative of the fair value. The election of the fair value option enables the subsidiary to use more appropriate assumptions for internal cash flow modeling and reflect the fair value of these investments more properly on the financial statements. As of March 31, 2013 and September 30, 2013, there were ¥5,800 million and ¥7,486 million of investments measured at fair value by electing the fair value option included in other securities.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for- sale securities and held-to-maturity securities in each major security type at March 31, 2013 and September 30, 2013 are as follows:

March 31, 2013

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥276,832	¥1,906	¥(21)	¥278,717
Japanese prefectural and foreign municipal bond securities	58,571	2,519	0	61,090
Corporate debt securities	193,973	3,809	(947)	196,835
Specified bonds issued by SPEs in Japan	64,159	116	(1,031)	63,244
CMBS and RMBS in the U.S., and other asset-backed securities	59,419	3,480	(2,208)	60,691
Other debt securities	7,367	944	0	8,311
Equity securities	53,869	34,703	(161)	88,411

	714,190	47,477	(4,368)	757,299

Held-to-maturity:
Japanese government bond securities and other	89,451	9,020	0	98,471

	¥803,641	¥56,497	¥(4,368)	¥855,770

–    71    –

September 30, 2013

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥333,395	¥931	¥(172)	¥334,154
Japanese prefectural and foreign municipal bond securities	57,196	1,471	(86)	58,581
Corporate debt securities	190,731	2,120	(921)	191,930
Specified bonds issued by SPEs in Japan	14,852	79	(198)	14,733
CMBS and RMBS in the U.S., and other asset-backed securities	39,085	2,184	(1,220)	40,049
Other debt securities	7,825	1,415	0	9,240
Equity securities	66,991	48,981	(381)	115,591

	710,075	57,181	(2,978)	764,278

Held-to-maturity:
Japanese government bond securities and other	92,029	6,385	0	98,414

	¥802,104	¥63,566	¥(2,978)	¥862,692

The unrealized gains/losses (before taxes) of debt securities for which an other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) were included in unrealized gains/losses of CMBS and RMBS in the U.S., and other asset-backed securities, with gross unrealized losses of ¥435 million at March 31, 2013. The unrealized gains/losses are other-than-temporary impairment related to the non-credit losses and were included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized losses of ¥277 million at March 31, 2013.

The unrealized gains/losses (before taxes) of debt securities for which an other -than-temporary impairment related to the credit loss had been recognized in earnings were included in unrealized gains/losses of CMBS and RMBS in the U.S., and other asset-backed securities, with gross unrealized gains of ¥126 million and unrealized losses of ¥135 million at September 30, 2013. The unrealized gains/losses are other-than-temporary impairment related to the non-credit losses and were included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized gains of ¥81 million and unrealized losses of ¥86 million at September 30, 2013.

The unrealized gains/losses include unrealized gains/losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2013 and September 30, 2013, respectively.

–    72    –

March 31, 2013

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥85,842	¥(21)	¥0	¥0	¥85,842	¥(21)
Japanese prefectural and foreign municipal bond securities	10,118	0	0	0	10,118	0
Corporate debt securities	4,490	(69)	16,329	(878)	20,819	(947)
Specified bonds issued by SPEs in Japan	3,929	(106)	34,226	(925)	38,155	(1,031)
CMBS and RMBS in the U.S., and other asset-backed securities	2,142	(44)	8,141	(2,164)	10,283	(2,208)
Equity securities	1,315	(142)	318	(19)	1,633	(161)

	¥107,836	¥(382)	¥59,014	¥(3,986)	¥166,850	¥(4,368)

September 30, 2013

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥143,843	¥(147)	¥4,157	¥(25)	¥148,000	¥(172)
Japanese prefectural and foreign municipal bond securities	17,936	(86)	0	0	17,936	(86)
Corporate debt securities	37,076	(24)	15,287	(897)	52,363	(921)
Specified bonds issued by SPEs in Japan	0	0	2,087	(198)	2,087	(198)
CMBS and RMBS in the U.S., and other asset-backed securities	3,032	(85)	2,461	(1,135)	5,493	(1,220)
Equity securities	2,772	(182)	427	(199)	3,199	(381)

	¥204,659	¥(524)	¥24,419	¥(2,454)	¥229,078	¥(2,978)

132 and 189 investment securities were in an unrealized loss position as of March 31, 2013 and September 30, 2013, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

–    73    –

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the Company and its subsidiaries do not expect to recover the entire amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectibility of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2013.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the real estate market in Japan and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2013.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2013.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2013.

–    74    –

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for six months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Total other-than-temporary impairment losses	¥11,678	¥2,003
Portion of loss recognized in other comprehensive income (before taxes)	(2)	0

Net impairment losses recognized in earnings	¥11,676	¥2,003

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Total other-than-temporary impairment losses	¥2,470	¥1,315
Portion of loss recognized in other comprehensive income (before taxes)	(2)	0

Net impairment losses recognized in earnings	¥2,468	¥1,315

Total other-than-temporary impairment losses for the six and three months ended September 30, 2012 relate to equity securities and debt securities. Total other-than-temporary impairment losses for the six and three months ended September 30, 2013 relate only to equity securities.

During the six months ended September 30, 2012, other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds, which have experienced credit losses due to significant decline in the value of the underlying assets. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, that were estimated based on a number of assumptions such as seniority of the security.

–    75    –

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for six months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Beginning	¥8,199	¥7,809
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	110	0
Credit loss for which an other-than-temporary impairment was previously recognized	358	0
Reduction during the period:
For securities sold	(207)	(3,509)
Due to change in intent to sell or requirement to sell	(266)	(1,652)

Ending	¥8,194	¥2,648

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for three months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Beginning	¥8,379	¥6,458
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	110	0
Credit loss for which an other-than-temporary impairment was previously recognized	12	0
Reduction during the period:
For securities sold	(207)	(3,509)
Due to change in intent to sell or requirement to sell	(100)	(301)

Ending	¥8,194	¥2,648

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥86,406 million and ¥76,229 million at March 31, 2013 and September 30, 2013, respectively. Investments with an aggregated cost of ¥83,591 million and ¥75,645 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investments.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥6,633 million and ¥6,860 million, for the six months ended September 30, 2012 and 2013, respectively. Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥3,469 million and ¥3,620 million, for the three months ended September 30, 2012 and 2013, respectively.

–    76    –

7.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets. The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

Until March 31, 2010, the Company and its subsidiaries did not consolidate qualified special-purpose entities (“QSPEs”) meeting certain requirements and the Company and its subsidiaries accounted for the transfer of financial assets to QSPEs as a sale when control over the financial assets was surrendered.

From April 1, 2010, the Company and its subsidiaries apply Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)). This Update removes the concept of a QSPE and removes the exception from applying ASC 810-10 (“Consolidation— Variable Interest Entities”) to variable interest entities that are QSPEs. This Update also modifies the financial-components approach used in former ASC 860 (“Transfers and Servicing”) and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. As a result, many SPEs for securitization which had not been consolidated because they met QSPE criteria have been consolidated in accordance with Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)).

During the six months ended September 30, 2012 and six months ended September 30, 2013, there was no securitization transaction accounted for as a sale.

–    77    –

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2013 and September 30, 2013, and quantitative information about net credit loss for the six months and for the three months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2013	September 30, 2013	March 31, 2013	September 30, 2013
Direct financing lease	¥989,380	¥1,019,265	¥15,806	¥14,918
Installment loans	2,691,171	2,314,487	220,485	173,961

Assets recorded on the balance sheet	3,680,551	3,333,752	236,291	188,879
Direct financing lease sold on securitization	1,698	1,288	0	0

Total assets managed together or sold on securitization	¥3,682,249	¥3,335,040	¥236,291	¥188,879

	Millions of yen
	Credit loss
	Six months ended September 30, 2012	Six months ended September 30, 2013	Three months ended September 30, 2012	Three months ended September 30, 2013
Direct financing lease	¥2,546	¥2,309	¥1,735	¥1,418
Installment loans	16,906	12,022	8,045	6,852

Assets recorded on the balance sheet	19,452	14,331	9,780	8,270
Direct financing lease sold on securitization	0	0	0	0

Total assets managed together or sold on securitization	¥19,452	¥14,331	¥9,780	¥8,270

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other operating assets and the balances of these servicing assets as of March 31, 2013 and September 30, 2013 were ¥14,562 million and ¥15,691 million, respectively. During the six months ended September 30, 2012 and 2013, the servicing assets were increased by ¥1,921 million and ¥2,264 million, respectively, mainly from loans sold with servicing retained and decreased by ¥1,268 million and ¥1,705 million, respectively, mainly from amortization and decreased by ¥664 million and increased ¥570 million from the effects of changes in foreign exchange rates. During the three months ended September 30, 2012 and 2013, the servicing assets were increased by ¥842 million and ¥1,015 million, respectively, mainly from loans sold with servicing retained and decreased by ¥706 million and ¥772 million, respectively, mainly from amortization and decreased by ¥252 million and ¥135 million from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2013 and September 30, 2013 were ¥19,376 million and ¥20,940 million, respectively.

–    78    –

8.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of ASC 810-10. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of ASC 810-10 are called variable interest entities (“VIEs”).

According to ASC 810-10, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore shall consolidate a VIE:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment:

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

–    79    –

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2013

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥6,191	¥3,880	¥6,191	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	20,081	2,112	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	334,179	96,758	197,143	0
(d) VIEs for corporate rehabilitation support business	10,205	192	0	0
(e) VIEs for investment in securities	34,091	8,075	19,133	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	467,348	250,374	391,664	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	425,017	434,273	425,017	0
(h) Other VIEs	103,345	49,604	85,763	0

Total	¥1,400,457	¥845,268	¥1,124,911	¥0

September 30, 2013

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥4,910	¥3,513	¥4,910	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	12,504	1,244	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	328,290	110,168	226,893	0
(d) VIEs for corporate rehabilitation support business	8,739	44	0	0
(e) VIEs for investment in securities	29,220	8,213	19,280	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	422,788	227,721	355,443	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	143,923	135,704	143,923	0
(h) Other VIEs	96,744	68,929	74,356	26,701

Total	¥1,047,118	¥555,536	¥824,805	¥26,701

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

–    80    –

2.	Non-consolidated VIEs

March 31, 2013

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥41,929	¥3,428	¥4,119	¥7,547
(b) VIEs for acquisition of real estate and real estate development projects for customers	872,189	106,861	51,345	201,145
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,327,751	0	24,822	40,501
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,236,389	0	23,257	23,798
(h) Other VIEs	40,806	97	4,079	4,176

Total	¥4,519,064	¥110,386	¥107,622	¥277,167

–    81    –

September 30, 2013

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥39,859	¥812	¥4,162	¥4,974
(b) VIEs for acquisition of real estate and real estate development projects for customers	683,826	41,629	49,901	131,631
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,134,446	0	24,862	41,201
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,746,294	0	12,437	12,962
(h) Other VIEs	39,206	76	3,822	3,898

Total	¥4,643,631	¥42,517	¥95,184	¥194,666

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, and liabilities of the consolidated VIEs are mainly included in long-term debt.

With respect to the variable interests of non-consolidated VIEs, non-recourse loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.

–    82    –

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment obligations, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for fiscal 2013 was ¥2,000 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs. There was no additional funding or acquisition of subordinated interests during the six months ended September 30, 2013.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases and other operating assets and liabilities of those consolidated VIEs are mainly included in short-term debt, trade notes, accounts payable and other liabilities.

With respect to the variable interests of non-consolidated VIEs, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in other assets and investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to provide additional investment in certain non-consolidated VIEs, as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for fiscal 2013 was ¥646 million. There was no additional funding or acquisition of subordinated interests during the six months ended September 30, 2013.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, office facilities, cash and cash equivalents, restricted cash and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debts.

–    83    –

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and liabilities of those consolidated VIEs are mainly included in accrued expenses.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are mainly managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in affiliates, investment in securities, installment loans, and cash and cash equivalents, and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt. The Company has commitment agreements by which the Company may be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs are included in investment in securities. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivable and loans receivable. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities, and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

–    84    –

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS and RMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion of CMBS and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, restricted cash, investment in securities and other receivables, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs are included in investment in securities. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE which is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary. The Company has commitment agreements by which the Company may be required to make additional investments or execute loans in such consolidated VIEs.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company and its subsidiaries may use VIEs to finance. The Company and its subsidiaries transfer their own held assets to SPEs, which borrow non-recourse loans from financial institutions and effectively pledge such assets as collateral. The Company guarantees the performance of obligation of the SPEs. The Company and its subsidiaries continually hold subordinated interests in the SPEs and perform administrative work of such assets. The Company and its subsidiaries consolidate such SPEs because the Company and its subsidiaries have a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and have the obligation to absorb losses expected of them by holding the subordinated interests.

Assets of the consolidated SPEs are mainly included in investment in operating leases, installment loans and other assets, and liabilities are mainly included in short-term debt and long-term debt in the Company’s consolidated balance sheets.

–    85    –

9.	Investment in Affiliates

Investment in affiliates at March 31 and September 30, 2013 consists of the following:

	Millions of yen
	March 31, 2013	September 30, 2013
Shares	¥316,790	¥356,655
Loans	9,942	9,977

	¥326,732	¥366,632

Combined and condensed information relating to the affiliates as of and for the six months ended September 30, 2012 and 2013 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	As of and for six months ended September 30, 2012	As of and for six months ended September 30, 2013
Operations:
Total revenues	¥419,363	¥576,576
Income before income taxes	31,560	73,789
Net income	17,591	52,699
Financial position:
Total assets	¥4,415,723	¥5,087,946
Total liabilities	3,384,868	3,809,585
Total equity	1,030,855	1,278,361

–    86    –

10.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the six months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Beginning balance	¥37,633	¥41,621
Adjustment of redeemable noncontrolling interests to redemption value	141	99
Transaction with noncontrolling interests	686	257
Comprehensive income (loss)
Net income	1,487	1,420
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(2,152)	1,640
Total other comprehensive income (loss)	(2,152)	1,640
Comprehensive income (loss)	(665)	3,060
Cash dividends	(67)	(1,110)

Ending balance	¥37,728	¥43,927

–    87    –

11.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) for the six and three months ended September 30, 2013, are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2013	¥28,974	¥(9,587)	¥(53,759)	¥(1,891)	¥(36,263)

Net unrealized gains on investment in securities, net of tax of ¥(7,022) million	13,360				13,360
Reclassification adjustment included in net income, net of tax of ¥3,462 million	(6,938)				(6,938)
Defined benefit pension plans, net of tax of ¥223 million		(265)			(265)
Reclassification adjustment included in net income, net of tax of ¥44 million		(77)			(77)
Foreign currency translation adjustments, net of tax of ¥753 million			1,019		1,019
Reclassification adjustment included in net income, net of tax of ¥(61) million			1,459		1,459
Net unrealized losses on derivative instruments, net of tax of ¥(150) million				598	598
Reclassification adjustment included in net income, net of tax of ¥(152) million				435	435

Total other comprehensive income(loss)	6,422	(342)	2,478	1,033	9,591

Other Comprehensive Income Attributable to the Noncontrolling Interest	431	4	2,338	18	2,791

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	1,640	0	1,640

Balance at September 30, 2013	¥34,965	¥(9,933)	¥(55,259)	¥(876)	¥(31,103)

–    88    –

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at June 30, 2013	¥28,677	¥(9,652)	¥(46,950)	¥(1,356)	¥(29,281)

Net unrealized gains on investment in securities, net of tax of ¥(4,150) million	8,675				8,675
Reclassification adjustment included in net income, net of tax of ¥1,223 million	(2,568)				(2,568)
Defined benefit pension plans, net of tax of ¥163 million		(240)			(240)
Reclassification adjustment included in net income, net of tax of ¥22 million		(37)			(37)
Foreign currency translation adjustments, net of tax of ¥1,665 million			(7,101)		(7,101)
Reclassification adjustment included in net income, net of tax of ¥0 million			0		0
Net unrealized losses on derivative instruments, net of tax of ¥(5) million				107	107
Reclassification adjustment included in net income, net of tax of ¥(137) million				376	376

Total other comprehensive income(loss)	6,107	(277)	(7,101)	483	(788)

Other Comprehensive Income Attributable to the Noncontrolling Interest	(181)	4	1,550	3	1,376

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	(342)	0	(342)

Balance at September 30, 2013	¥34,965	¥(9,933)	¥(55,259)	¥(876)	¥(31,103)

–    89    –

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the six months ended September 30, 2013 are as follows:

	Six months ended September 30, 2013
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥8,643	Brokerage commissions and net gains on investment securities
Sales of investment securities	3,160	Life insurance premiums and related investment income
Amortization of investment securities	743	Interest on loans and investment securities
Amortization of investment securities	(254)	Life insurance premiums and related investment income
Others	(1,892)	Write-downs of securities and other

	10,400	Total before tax
	(3,462)	Tax expenses or benefits

	¥6,938	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥568	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(419)	See Note 14 “Pension Plans”
Amortization of transition obligation	(28)	See Note 14 “Pension Plans”

	121	Total before tax
	(44)	Tax expenses or benefits

	¥77	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,520)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,520)	Total before tax
	61	Tax expenses or benefits

	¥(1,459)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥22	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	448	Foreign currency transaction loss
Foreign currency swap agreements	(1,057)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss

	(587)	Total before tax
	152	Tax expenses or benefits

	¥(435)	Net of tax

–    90    –

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended September 30, 2013 are as follows:

	Three months ended September 30, 2013
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥4,370	Brokerage commissions and net gains on investment securities
Sales of investment securities	324	Life insurance premiums and related investment income
Amortization of investment securities	365	Interest on loans and investment securities
Amortization of investment securities	(139)	Life insurance premiums and related investment income
Others	(1,129)	Write-downs of securities and other

	3,791	Total before tax
	(1,223)	Tax expenses or benefits

	¥2,568	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥284	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(211)	See Note 14 “Pension Plans”
Amortization of transition obligation	(14)	See Note 14 “Pension Plans”

	59	Total before tax
	(22)	Tax expenses or benefits

	¥37	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥12	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	412	Foreign currency transaction loss
Foreign currency swap agreements	(937)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss

	(513)	Total before tax
	137	Tax expenses or benefits

	¥(376)	Net of tax

–    91    –

12.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2012 and 2013 are as follows:

(1)	Dividend payments

	Six months ended September 30, 2012	Six months ended September 30, 2013
Resolution	The board of directors on May 22, 2012	The board of directors on May 23, 2013
Type of shares	Common stock	Common stock
Total dividends paid	¥9,676 million	¥15,878 million
Dividend per share	¥90.00	¥130.00
Date of record for dividend	March 31, 2012	March 31, 2013
Effective date for dividend	June 4, 2012	June 4, 2013
Dividend resource	Retained earnings	Retained earnings

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Regarding the fiscal period ended March 31, 2012 and 2013, the actual amount of dividend per share prior to the stock split is shown.

(2)	There are no applicable dividends for which the date of record is in the six months ended September 30, 2012, and for which the effective date is after September 30, 2012.
There are no applicable dividends for which the date of record is in the six months ended September 30, 2013, and for which the effective date is after September 30, 2013.

–    92    –

13.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Personnel expenses	¥65,221	¥83,741
Selling expenses	12,044	20,264
Administrative expenses	25,217	32,201
Depreciation of office facilities	1,540	1,761

Total	¥104,022	¥137,967

Selling, general and administrative expenses for the three months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Personnel expenses	¥32,980	¥47,000
Selling expenses	6,826	12,523
Administrative expenses	12,725	17,507
Depreciation of office facilities	777	965

Total	¥53,308	¥77,995

The amounts that were previously reported for the six months and the three months ended September 30, 2012 related to discontinued operations are reclassified.

–    93    –

14.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months ended September 30, 2012 and 2013 consists of the following:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Service cost	¥1,613	¥2,399
Interest cost	625	1,214
Expected return on plan assets	(1,020)	(1,846)
Amortization of transition obligation	28	28
Amortization of net actuarial loss	747	419
Amortization of prior service credit	(582)	(568)

Net periodic pension cost	¥1,411	¥1,646

Net pension cost of the plans for the three months ended September 30, 2012 and 2013 consists of the following:

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Service cost	¥817	¥1,567
Interest cost	314	869
Expected return on plan assets	(510)	(1,265)
Amortization of transition obligation	14	14
Amortization of net actuarial loss	373	211
Amortization of prior service credit	(291)	(284)

Net periodic pension cost	¥717	¥1,112

The Company and certain subsidiaries contributed ¥2,064 million to pension plans for the six months ended September 30, 2013 and expect to contribute an additional ¥3,343 million for the remainder of fiscal year ended March 31, 2014.

–    94    –

15.	Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the six months ended September 30, 2012 and 2013, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥4,991 million and ¥12,587 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥4,137 million and ¥11,915 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the six months ended September 30, 2012 and 2013, respectively.

Losses of ¥3,187 million in the Real Estate segment and ¥1,407 million in the Investment and Operation segment and ¥6 million in the Overseas Business segment were recorded for the six months ended September 30, 2012. Losses of ¥8,096 million in the Real Estate segment were recorded for the six months ended September 30, 2013.

For the three months ended September 30, 2012 and 2013, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥3,467 million and ¥9,144 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥2,817 million and ¥9,144 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended September 30, 2012 and 2013, respectively.

Losses of ¥3,187 million in the Real Estate segment and ¥87 million in the Investment and Operation segment and ¥6 million in the Overseas Business segment were recorded for the three months ended September 30, 2012. Losses of ¥5,034 million in the Real Estate segment were recorded for the three months ended September 30, 2013.

The details of significant write-downs are as follows.

Office Buildings—For the six months ended September 30, 2012, write-downs of ¥637 million were recorded for nine office buildings held for sale. For the six months ended September 30, 2013, write-down of ¥15 million was recorded for an office building held for sale, write-downs of ¥3,582 million were recorded in relation to two office buildings due to declines in estimated cash flows of each unit, write-down of ¥4,109 million was recorded for an office building due to a change in use. For the three months ended September 30, 2012, write-downs of ¥560 million were recorded for five office buildings held for sale. For the three months ended September 30, 2013, write-down of ¥1,248 million was recorded in relation to an office building due to a decline in estimated cash flows of each unit, write-down of ¥4,109 million was recorded for an office building due to a change in use.

Commercial Facilities other than Offices—For the six months ended September 30, 2012, write-downs of ¥80 million were recorded for three commercial facilities held for sale, and write-downs of ¥1,582 million were recorded in relation to two commercial facilities due to a decline in cash flows of each unit. There was no impairment for commercial facilities for the six months ended September 30, 2013. For the three months ended September 30, 2012, write-downs of ¥27 million were recorded for a commercial facility held for sale, and write-downs of ¥1,582 million were recorded in relation to two commercial facilities due to a decline in cash flows of each unit. There was no impairment for commercial facilities for the three months ended September 30, 2013.

Condominiums—For the six months ended September 30, 2012, write-downs of ¥387 million were recorded for four condominiums held for sale. There was no impairment for condominiums for the six months ended September 30, 2013. For the three months ended September 30, 2012, write-downs of ¥371 million were recorded for three condominiums held for sale. There was no impairment for condominiums for the three months ended September 30, 2013.

–    95    –

Land undeveloped or under construction—For the six months ended September 30, 2012, write-downs of ¥794 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. For the six months ended September 30, 2013, write-downs of ¥713 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥3,787 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. For the three months ended September 30, 2012 and 2013, write-downs of ¥794 million and ¥3,787 million were recorded, respectively, in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit.

Others—For the six months ended September 30, 2012 and 2013, write-downs of ¥1,511 million and ¥381 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. For the three months ended September 30, 2012 and 2013, write-downs of ¥133 million and ¥0 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance.

–    96    –

16.	Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized for the six months and for the three months ended September 30, 2012 have also been reclassified as income from discontinued operations in the accompanying consolidated statement of income.

The Company liquidated a kumiai, which was effectively a type of SPE, operating private-equity investment and management in Japan during the six months ended September 30, 2012. As a result of the liquidation, there was no gain or loss for the six and three months ended September 30, 2012. The Company has determined to wind up a subsidiary that operates corporate finance business overseas during the six months ended September 30, 2013. As a result, a loss of ¥1,608 million was recognized during the six months ended September 30, 2013 because the subsidiary is in a state of substantially complete liquidation. Furthermore, the Company has determined to wind up a subsidiary that operates alternative investment business in Japan during fiscal 2013 and completed the liquidation procedure for the subsidiary during the six months ended September 30, 2013. There were no gains or losses from liquidating this subsidiary. There were no gains or losses from selling or liquidating subsidiaries for the three months ended September 30, 2013.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the six months ended September 30, 2012 and 2013 and the three months ended September 30, 2012 and 2013, the Company and its subsidiaries recognized ¥2,937 million, ¥10,560 million, ¥1,081 million and ¥1,476 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥39,459 million and ¥25,934 million which are included in investment in operating leases at March 31, 2013 and September 30, 2013, respectively.

Discontinued operations for the six months ended September 30, 2012 and 2013 and the three months ended September 30, 2012 and 2013 consist of the following:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Revenues	¥6,676	¥11,660

Income from discontinued operations, net*	3,277	8,551
Provision for income taxes	(1,253)	(3,230)

Discontinued operations, net of applicable tax effect	¥2,024	¥5,321

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Revenues	¥3,100	¥1,893

Income from discontinued operations, net*	1,174	1,576
Provision for income taxes	(492)	(612)

Discontinued operations, net of applicable tax effect	¥682	¥964

*	Income from discontinued operations, net includes aggregate gains or losses on sales of subsidiaries, business units and rental properties and liquidation on losses. The amounts of such gains or losses for the six months ended September 30, 2012 and 2013 and the three months ended September 30, 2012 and 2013 are net gain of ¥2,937 million, ¥8,952 million, ¥1,081 million and ¥1,476 million, respectively.

–    97    –

17.	Per Share Data

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares and per share data have been adjusted retrospectively to reflect the stock split for the previous period presented.

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2012 and 2013 and the three months ended September 30, 2012 and 2013 is as follows:

During the six months ended September 30, 2012, the diluted EPS calculation excludes stock option for 9,098 thousand shares, as they were antidilutive. During the six months ended September 30, 2013, the diluted EPS calculation excludes stock options for 6,899 thousand shares, as they were antidilutive.

During the three months ended September 30, 2012, the diluted EPS calculation excludes stock options for 9,038 thousand shares, as they were antidilutive. During the three months ended September 30, 2013, the diluted EPS calculation excludes stock options for 6,856 thousand shares, as they were antidilutive.

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Income attributable to ORIX Corporation from continuing operations	¥57,786	¥75,087
Effect of dilutive securities—
Expense related to convertible bonds	841	191

Income from continuing operations for diluted EPS computation	¥58,627	¥75,278

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Income attributable to ORIX Corporation from continuing operations	24,384	34,437
Effect of dilutive securities—
Expense related to convertible bonds	420	83

Income from continuing operations for diluted EPS computation	24,804	34,520

	Thousands of Shares
	Six months ended September 30, 2012	Six months ended September 30, 2013
Weighted-average shares	1,075,222	1,243,360
Effect of dilutive securities—
Conversion of convertible bonds	225,908	57,860
Exercise of stock options	1,271	1,794

Weighted-average shares for diluted EPS computation	1,302,401	1,303,014

–    98    –

	Thousands of Shares
	Three months ended September 30, 2012	Three months ended September 30, 2013
Weighted-average shares	1,075,225	1,255,931
Effect of dilutive securities—
Conversion of convertible bonds	225,908	49,902
Exercise of stock options	1,419	1,885

Weighted-average shares for diluted EPS computation	1,302,552	1,307,718

	Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥53.74	¥60.39
Diluted	45.01	57.77

	Yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥22.68	¥27.42
Diluted	19.04	26.40

–    99    –

18.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and the subsidiaries engage in trading activities involving various future contracts. Therefore the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

–    100    –

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(217)	Interest on loans and investment securities / Interest expense	¥6	—	¥0

Foreign exchange contracts	321	Foreign currency transaction loss	23	—	0

Foreign currency swap agreements	(385)	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(1,146)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥33	Interest on loans and investment securities / Interest expense	¥(65)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	3,585	Foreign currency transaction loss	(3,585)	Foreign currency transaction loss

Foreign currency swap agreements	659	Foreign currency transaction loss	(659)	Foreign currency transaction loss

Foreign currency long-term debt	(16)	Foreign currency transaction loss	16	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(138)	—	¥0	—	¥0

Borrowings and bonds in local currency	7,270	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥16	Other operating revenues / expenses

Futures	119	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	(175)	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	443	Other operating revenues / expenses

Options held/written and other	815	Other operating revenues / expenses

–    101    –

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2013 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥705	Interest on loans and investment securities / Interest expense	¥22	—	¥0

Foreign exchange contracts	(379)	Foreign currency transaction loss	448	—	0

Foreign currency swap agreements	423	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(1,057)	Foreign currency transaction loss	(93)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(718)	Interest on loans and investment securities / Interest expense	¥709	Interest on loans and investment securities / Interest expense
Foreign exchange contracts	(3,612)	Foreign currency transaction loss	3,612	Foreign currency transaction loss
Foreign currency swap agreements	(974)	Foreign currency transaction loss	970	Foreign currency transaction loss
Foreign currency long-term debt	(1,587)	Foreign currency transaction loss	1,587	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(8,246)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(171)	—	¥0
Borrowings and bonds in local currency	(6,562)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other operating revenues /expenses

Futures	52	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	(2)	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	(40)	Other operating revenues / expenses

Options held/written and other	(941)	Other operating revenues / expenses

–    102    –

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥49	Interest on loans and investment securities / Interest expense	¥6	—	¥0
Foreign exchange contracts	106	Foreign currency transaction loss	24	—	0
Foreign currency swap agreements	(138)	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(69)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥52	Interest on loans and investment securities / Interest expense	¥(73)	Interest on loans and investment securities / Interest expense
Foreign exchange contracts	1,842	Foreign currency transaction loss	(1,842)	Foreign currency transaction loss
Foreign currency swap agreements	219	Foreign currency transaction loss	(219)	Foreign currency transaction loss
Foreign currency long-term debt	553	Foreign currency transaction loss	(553)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(166)	—	¥0	—	¥0
Borrowings and bonds in local currency	2,774	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥11	Other operating revenues / expenses
Futures	116	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	12	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	420	Other operating revenues / expenses
Options held/written and other	554	Other operating revenues / expenses

–    103    –

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2013 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥270	Interest on loans and investment securities / Interest expense	¥12	—	¥0

Foreign exchange contracts	(159)	Foreign currency transaction loss	412	—	0

Foreign currency swap agreements	2	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(937)	Foreign currency transaction loss	29

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(252)	Interest on loans and investment securities / Interest expense	¥251	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	(5,310)	Foreign currency transaction loss	5,310	Foreign currency transaction loss

Foreign currency swap agreements	(673)	Foreign currency transaction loss	673	Foreign currency transaction loss

Foreign currency long-term debt	60	Foreign currency transaction loss	(60)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(5,525)	—	¥0	—	¥0
Borrowings and bonds in local currency	(427)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥0	—

Futures	(10)	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	(24)	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	23	Other operating revenues / expenses

Options held/written and other	(1,424)	Other operating revenues / expenses

–    104    –

Notional amounts of derivative instruments and other, fair values of derivative instruments and other in consolidated balance sheets at March 31, 2013 and September 30, 2013 are as follows.

March 31, 2013

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥264,434	¥4,654	Other receivables	¥1,451	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	191,980	838	Other receivables	4,624	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	83,000	2,890	Other receivables	8,263	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	161,379	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,294	¥0	—	¥8	Trade notes, accounts payable and other liabilities

Options held/written and other	217,999	5,654	Other receivables	3,530	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	41,363	192	Other receivables	61	Trade notes, accounts payable and other liabilities

Credit derivatives held	20,161	370	Other receivables	100	Trade notes, accounts payable and other liabilities

September 30, 2013

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥227,007	¥4,133	Other receivables	¥919	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	400,054	2,196	Other receivables	5,835	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	108,279	5,794	Other receivables	6,735	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	285,633	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,955	¥0	—	¥25	Trade notes, accounts payable and other liabilities

Options held/written and other	137,054	4,565	Other receivables	3,384	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	33,237	214	Other receivables	129	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	21,956	396	Other receivables	166	Trade notes, accounts payable and other liabilities

–    105    –

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position as of September 30, 2012.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2013 and September 30, 2013 are as follows.

March 31, 2013

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥832	Less than five years	¥(29)
* Underlying reference company’s credit ratings are Caa1 or better rated by rating agencies as of March 31, 2013.

September 30, 2013

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥396	Less than four years	¥8

*	Underlying reference company’s credit ratings are Baa2 or better rated by rating agencies as of September 30, 2013.

–    106    –

19.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidation balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2013 and September 30, 2013 are as follows.

March 31, 2013

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Cash collateral
Derivative assets	¥17,124	¥(2,639)	¥14,485	¥(2,994)	¥(124)	¥11,367
Reverse repurchase, securities borrowing, and similar arrangements	7,752	(7,639)	113	0	0	113

Total assets	24,876	(10,278)	14,598	(2,994)	(124)	11,480

Derivative liabilities	20,676	(2,639)	18,037	(2,994)	(159)	14,884
Repurchase, securities lending, and similar arrangements	7,639	(7,639)	0	0	0	0

Total liabilities	¥28,315	¥(10,278)	¥18,037	¥(2,994)	¥(159)	¥14,884

September 30, 2013

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Cash collateral
Derivative assets	¥19,705	¥(2,407)	¥17,298	¥(9,389)	¥(358)	¥7,551
Reverse repurchase, securities borrowing, and similar arrangements	11,336	(11,064)	272	0	0	272

Total assets	31,041	(13,471)	17,570	(9,389)	(358)	7,823

Derivative liabilities	19,600	(2,407)	17,193	(9,389)	(221)	7,583
Repurchase, securities lending, and similar arrangements	11,064	(11,064)	0	0	0	0

Total liabilities	¥30,664	¥(13,471)	¥17,193	¥(9,389)	¥(221)	¥7,583

*1	The balances were related to enforceable master netting agreements or similar agreements.
*2	Reverse repurchase agreements and securities borrowing, and similar transactions are reported within Other Receivables in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within Trade Notes, Accounts Payable and Other Liabilities in the consolidated balance sheets.

–    107    –

20.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivative financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2013

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥33,041	¥33,041	¥2,184	¥30,857	¥0
Futures, Foreign exchange contracts:
Assets	147	147	147	0	0
Liabilities	0	0	0	0	0
Credit derivatives held/written:
Assets	370	370	0	370	0
Liabilities	100	100	0	100	0
Options held/written and other:
Assets	5,654	5,654	0	3,555	2,099
Liabilities	3,530	3,530	0	3,530	0

Non-trading instruments
Assets:
Cash and cash equivalents	¥826,296	¥826,296	¥826,296	¥0	¥0
Restricted cash	106,919	106,919	106,919	0	0
Time deposits	8,356	8,356	0	8,356	0
Installment loans (net of allowance for probable loan losses)	2,602,737	2,625,132	0	82,125	2,543,007
Investment in securities:
Practicable to estimate fair value	852,550	861,570	166,398	552,394	142,778
Not practicable to estimate fair value*	208,077	208,077	0	0	0
Liabilities:
Short-term debt	¥420,726	¥420,726	¥0	¥420,726	¥0
Deposits	1,078,587	1,081,273	0	1,081,273	0
Long-term debt	4,061,534	4,081,912	0	1,486,219	2,595,693
Futures, Foreign exchange contracts:
Assets	883	883	0	883	0
Liabilities	4,685	4,685	0	4,685	0
Foreign currency swap agreements:
Assets	2,890	2,890	0	2,890	0
Liabilities	8,263	8,263	0	8,263	0
Interest rate swap agreements:
Assets	4,654	4,654	0	4,654	0
Liabilities	1,459	1,459	0	1,459	0

*	The fair value of investment securities of ¥208,077 million was not estimated, as it was not practical.

–    108    –

September 30, 2013

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥27,349	¥27,349	¥1,273	¥26,076	¥0
Futures, Foreign exchange contracts:
Assets	207	207	207	0	0
Liabilities	8	8	8	0	0
Interest rate swap agreements:
Assets	0	0	0	0	0
Liabilities	25	25	0	25	0
Credit derivatives held/written:
Assets	396	396	0	396	0
Liabilities	166	166	0	166	0
Options held/written and other:
Assets	4,565	4,565	0	4,565	0
Liabilities	3,384	3,384	0	1,193	2,191

Non-trading instruments
Assets:
Cash and cash equivalents	¥706,289	¥706,289	¥706,289	¥0	¥0
Restricted cash	127,442	127,442	127,442	0	0
Time deposits	2,932	2,932	0	2,932	0
Installment loans (net of allowance for probable loan losses)	2,239,665	2,260,136	0	71,467	2,188,669
Investment in securities:
Practicable to estimate fair value	865,107	871,492	186,740	613,405	71,347
Not practicable to estimate fair value*	202,379	202,379	0	0	0
Liabilities:
Short-term debt	¥302,519	¥302,519	¥0	¥302,519	¥0
Deposits	1,109,583	1,111,316	0	1,111,316	0
Long-term debt	3,817,516	3,859,247	0	1,388,480	2,470,767
Futures, Foreign exchange contracts:
Assets	2,203	2,203	0	2,203	0
Liabilities	5,956	5,956	0	5,956	0
Foreign currency swap agreements:
Assets	5,794	5,794	0	5,794	0
Liabilities	6,735	6,735	0	6,735	0
Interest rate swap agreements:
Assets	4,133	4,133	0	4,133	0
Liabilities	919	919	0	919	0

*	The fair value of investment securities of ¥202,379 million was not estimated, as it was not practical.

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

–    109    –

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 3). For held-to-maturity securities, the estimated fair values were based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

–    110    –

21.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥12,117 million and ¥13,290 million as of March 31, 2013 and September 30, 2013, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2013	September 30, 2013
Within one year	¥4,036	¥6,603
More than one year	32,224	47,564

Total	¥36,260	¥54,167

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥3,799 million and ¥4,808 million for the six months ended September 30, 2012 and 2013, respectively, and ¥1,830 million and ¥2,643 million for the three months ended September 30, 2012 and 2013, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥273 million and ¥1,279 million for the six months ended September 30, 2012 and 2013, respectively, and ¥189 million and ¥1,192 million for the three months ended September 30, 2012 and 2013, respectively. As of March 31, 2013 and September 30, 2013, the amounts due are as follows:

	Millions of yen
	March 31, 2013	September 30, 2013
Within one year	¥179	¥2,832
More than one year	133	1,865

Total	¥312	¥4,697

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥59,830 million and ¥33,367 million as of March 31, 2013 and September 30, 2013, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥284,090 million and ¥284,834 million as of March 31, 2013 and September 30, 2013, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2013 and September 30, 2013:

	March 31, 2013			September 30, 2013
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥316,650	¥2,587	2026	¥346,420	¥2,656	2026
Transferred loans	196,162	4,246	2044	201,452	3,874	2044
Consumer loans	77,034	8,085	2018	87,571	9,052	2018
Housing loans	29,510	7,437	2051	23,662	7,486	2051
Other	2,936	126	2024	2,778	117	2024

Total	¥622,292	¥22,481	—	¥661,883	¥23,185	—

–    111    –

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2013 and September 30, 2013, total notional amount of the loans subject to such guarantees are ¥1,239,000 million and ¥1,244,000 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥734 million and ¥717 million, respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2013.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There were no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2013.

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than a month.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2013.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2013.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

–    112    –

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 8 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2013 and September 30, 2013:

	Millions of yen
	March 31, 2013	September 30, 2013
Minimum lease payments, loans and investment in operating leases	¥88,956	¥77,954
Investment in securities	110,492	109,323
Other operating assets	8,736	8,358
Other assets	9,916	10,167

Total	¥218,100	¥205,802

As of March 31, 2013 and September 30, 2013, investment in securities of ¥24,079 million and ¥25,629 million, respectively, were pledged for primarily collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at anytime if requested by the lenders. The Company and its subsidiaries did not receive any such requests from the lenders as of September 30, 2013.

–    113    –

22.	Segment Information

Financial information about the operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

From the second consolidated fiscal period, goodwill and other intangible assets recognized as a result of business combination have been included in segment assets. As a result of the foregoing, we have reclassified the segment information for the previous second consolidated period and the previous fiscal year.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business.
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT-related equipment rentals and leasing.
Real Estate	:	Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.
Investment and Operation	:	Environment and energy-related business, loan servicing, and principal investment.
Retail	:	Life insurance, banking business and card loan business.
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, asset management operations, and ship- and aircraft-related operations.

Financial information of the segments for the six months ended September 30, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥36,135	¥117,403	¥108,044	¥49,228	¥88,940	¥93,287	¥493,037
Segment profits	11,753	17,772	2,982	16,408	23,647	22,660	95,222

Financial information of the segments for the six months ended September 30, 2013 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥35,646	¥126,863	¥99,300	¥78,683	¥103,474	¥151,364	¥595,330
Segment profits	10,824	21,135	8,769	22,215	28,379	34,204	125,526

Financial information of the segments for the three months ended September 30, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥18,042	¥58,966	¥51,578	¥26,219	¥48,766	¥48,283	¥251,854
Segment profits	5,653	8,525	1,140	5,830	10,220	11,175	42,543

Financial information of the segments for the three months ended September 30, 2013 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥18,096	¥63,658	¥52,758	¥47,210	¥52,247	¥91,703	¥325,672
Segment profits	5,889	9,793	3,224	11,516	11,156	18,695	60,273

–    114    –

Segment assets information as of March 31, 2013 and September 30, 2013 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2013	¥893,235	¥599,360	¥1,133,170	¥444,315	¥1,994,140	¥1,318,434	¥6,382,654
September 30, 2013	895,137	634,662	1,045,505	434,230	2,056,642	1,682,603	6,748,779

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and the consolidation of certain variable interest entities (VIEs). Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses are excluded from the segment profits or losses and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets), investment in affiliates, advances for investment in other operating assets (included in other assets) and goodwill and other intangible assets recognized as a result of business combination. This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

–    115    –

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Segment revenues:
Total revenues for segments	¥493,037	¥595,330
Revenues related to corporate assets	4,575	4,956
Revenues related to certain VIEs	17,598	25,505
Revenues from discontinued operations	(6,676)	(11,660)

Total consolidated revenues	¥508,534	¥614,131

Segment profits:
Total profits for segments	¥95,222	¥125,526
Corporate interest expenses, general and administrative expenses	(10,399)	(10,058)
Corporate other gains (losses)	1,099	(3,355)
Gains related to assets or liabilities of certain VIEs	1,414	16,376
Discontinued operations, pre-tax	(3,277)	(8,551)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	3,374	3,637

Total consolidated income before income taxes and discontinued operations	¥87,433	¥123,575

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Segment revenues:
Total revenues for segments	¥251,854	¥325,672
Revenues related to corporate assets	1,843	1,848
Revenues related to certain VIEs	7,495	9,702
Revenues from discontinued operations	(3,100)	(1,893)

Total consolidated revenues	¥258,092	¥335,329

Segment profits:
Total profits for segments	¥42,543	¥60,273
Corporate interest expenses, general and administrative expenses	(5,098)	(4,350)
Corporate other gains (losses)	1,435	(3,158)
Gains related to assets or liabilities of certain VIEs	356	6,574
Discontinued operations, pre-tax	(1,174)	(1,576)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	2,200	2,614

Total consolidated income before income taxes and discontinued operations	¥40,262	¥60,377

–    116    –

	Millions of yen
	March 31, 2013	September 30, 2013
Segment assets:
Total assets for segments	¥6,382,654	¥6,748,779
Cash and cash equivalents, restricted cash and time deposits	941,571	836,663
Allowance for doubtful receivables on direct financing leases and probable loan losses	(104,264)	(89,912)
Other receivables	196,626	204,756
Other corporate assets	354,433	390,032
Assets of certain VIEs	668,690	339,671

Total consolidated assets	¥8,439,710	¥8,429,989

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the six months ended September 30, 2012

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥406,542	¥59,011	¥49,657	¥(6,676)	¥508,534
Income before Income Taxes *1	66,278	11,835	12,597	(3,277)	87,433

For the six months ended September 30, 2013

	Millions of yen
	Japan	The Americas *2	Other *3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥450,301	¥76,983	¥98,507	¥(11,660)	¥614,131
Income before Income Taxes *1	81,440	30,396	20,290	(8,551)	123,575

For the three months ended September 30, 2012

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥205,909	¥30,183	¥25,100	¥(3,100)	¥258,092
Income before Income Taxes *1	29,345	6,757	5,334	(1,174)	40,262

For the three months ended September 30, 2013

	Millions of yen
	Japan	The Americas *2	Other *3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥236,699	¥33,226	¥67,297	¥(1,893)	¥335,329
Income before Income Taxes *1	36,865	11,791	13,297	(1,576)	60,377

*Note:	1.	Results of discontinued operations are included in each amount attributed to each geographic area.
	2.	Mainly United States
	3.	Mainly Asia, Europe, Oceania and the Middle East
	4.	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, meaningful segregation of its activities among foreign geographic locations is not feasible. Accordingly, in the above table, “Other” locations include the total revenues and the income before income taxes of Robeco, amounting to ¥34,745 million and ¥4,380 million, respectively, for the six and three months ended September 30, 2013.

–    117    –

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the six months and the three months ended September 30, 2012 and 2013.

23.	Subsequent Events

There are no material subsequent events.

–    118    –